Exhibit 7

Scott Wilson Mining

DENISON MINES CORP.
TECHNICAL REPORT ON THE EZ1 AND EZ2 BRECCIA PIPES, ARIZONA STRIP DISTRICT, U.S.A.
NI 43-101 Report
Authors:
Christopher Moreton, Ph.D., P.Geo.
David Ross, M.Sc., P.Geo.
June 24, 2009
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Interpretation and Conclusions	1-1
Adequacy of Procedures	1-2
Adequacy of Data	1-2
Compliance with Canadian NI 43-101 Standards	1-2
Recommendations	1-3
Technical Summary	1-4
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
Sources of Information	2-2
List of Abbreviations	2-3
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Environmental Permitting Requirements	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-1
Physiography	5-2
6 HISTORY	6-1
Historical Mining Operations	6-2
Historical Mineral Resources	6-3
Historical Resource Estimate Comparison with Actual Production	6-6
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1

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PAGE

16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
General Statement	17-1
EZ1 Deposit Resource Estimate	17-2
EZ2 Deposit Resource Estimate	17-16
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
LIST OF TABLES

PAGE

Table 1-1 Recommended Program and Budget	1-4
Table 1-2 Inferred Mineral Resources — June 2009	1-8
Table 4-1 Tenure Data	4-1
Table 6-1 Historical Resource/Reserve Estimation Parameters Used by Energy Fuels	6-4
Table 6-2 Proven, Probable and Possible Mineral Reserves	6-5
Table 6-3 Indicated Mineral Reserves	6-6
Table 6-4 Energy Fuels Resource Estimates vs. Actual Production	6-7
Table 9-1 Descriptive Summary of Mineralization	9-2
Table 15-1 Energy Fuels Production Summary — Other Breccia Pipes	15-1
Table 16-1 Metallurgical Evaluation of High CaCO3 Uranium Ores	16-1
Table 17-1 Inferred Mineral Resources — June 2009	17-1
Table 17-2 EZ1 Denison Database Records	17-2
Table 17-3 Raw eU3O8 Statistics for EZ1 (Denison)	17-3
Table 17-4 Raw eU3O8 Statistics for EZ1 (Scott Wilson RPA)	17-3
Table 17-5 Descriptive Statistics (Uncapped Values) for Each EZ1 Solid	17-6
Table 17-6 Descriptive Statistics of Capped eU3O8 Values for EZ1	17-9
Table 17-7 Descriptive Statistics of Composite eU3O8 Values for EZ1	17-10
Table 17-8 EZ1 and EZ2 Interpolation and Search Strategy	17-10
Table 17-9 EZ2 Denison Database Records	17-16
Table 17-10 Raw eU 3O8 Statistics for EZ2 (Denison)	17-17
Table 17-11 Raw eU3O8 Statistics for EZ2 (Scott Wilson RPA)	17-17
Table 17-12 Descriptive Statistics (Uncapped Values) for Each EZ2 Solid	17-18
Table 17-13 Descriptive Statistics of Capped eU3O8 Values for EZ2	17-20
Table 17-14 Descriptive Statistics of Composite eU3O8 Values for EZ2	17-22
Table 17-15 Inferred Mineral Resources: ID2	17-24
Table 17-16 Nearest Neighbour Check Estimate	17-24
Table 18-1 Historical Operating Cost Estimates by Energy Fuels	18-2
Table 20-1 Recommended Program and Budget	20-2

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LIST OF FIGURES

PAGE

Figure 4-1 Location of Denison’s Arizona Strip Breccia Pipes	4-2
Figure 4-2 EZ1 and EZ2 Breccia Pipes and Proposed Infrastructure	4-3
Figure 7-1 Stratigraphic Column for the Grand Canyon and Vicinity	7-2
Figure 7-2 EZ1 Breccia Pipe Photos	7-4
Figure 7-3 EZ2 Looking NNW from EZ1	7-5
Figure 8-1 Typical Cross-Section of a Breccia Pipe	8-2
Figure 17-1 Interpreted EZ1 Gradeshell Wireframes	17-5
Figure 17-2 EZ1 Cumulative Distribution Plot of All Raw eU3O8Grades	17-7
Figure 17-3 EZ1 Cumulative Distribution Plot of Raw Grades Above 0.1% eU3O8	17-8
Figure 17-4 Level Plan of the EZ1 Block Model at 4015 Elevation	17-13
Figure 17-5 Level Plan of the EZ1 Block Model at 3810 Elevation	17-14
Figure 17-6 Level Plan of the EZ1 Block Model at 3731 Elevation	17-15
Figure 17-7 Interpreted EZ2 Grade-shell Wireframes	17-19
Figure 17-8 EZ2 Cumulative Distribution Plot of Raw Grades Above 0.1% eU3O8	17-21
Figure 17-9 Level Plan of the EZ2 Block Model at 4150 Elevation	17-25
Figure 17-10 Level Plan of the EZ2 Block Model at 4130 Elevation	17-26
Figure 17-11 Level Plan of the EZ2 Block Model at 4065 Elevation	17-27
Figure 17-12 Comparison of Composites Against Block Model Values	17-28

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1 SUMMARY
Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Terry V. Wetz, Director of Project Development for Denison Mines (USA) Corp. (Denison), a wholly owned subsidiary of Denison Mines Corp., to prepare an independent Technical Report on the EZ1 and EZ2 breccia pipe uranium deposits in the Arizona Strip District of the United States of America (USA). The report will support the public disclosure of mineral resource estimates for the two breccia pipes with an effective date of June 24, 2009. This Technical Report conforms to the National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects. Mr. David Ross, P.Geo, of Scott Wilson RPA, visited the properties on July 1, 2008.
Denison controls seven breccia pipe uranium deposits and one plateau type uranium deposit in the Arizona Strip District of northern Arizona, USA. This report focuses on the two deposits (EZ1 and EZ2) that Denison may bring into production. The EZ1 and EZ2 deposits have been located and drilled from the surface, but no development work has begun other than preparatory environmental and cultural surveys to support on-going permitting activities. Neither one of the deposits is permitted at this time.
Scott Wilson RPA has audited Denison’s mineral resource estimates for the EZ1 and EZ2 deposits. These estimates were prepared using historical data. As part of the audit, the raw data and wireframe creation methods were reviewed. In addition, the suitability of the interpolation techniques and search strategies were assessed. Finally, independent resource estimates were created by Scott Wilson RPA to compare with the Denison estimates.
INTERPRETATION AND CONCLUSIONS
Denison’s EZ1 and EZ2 breccia pipes have been drill-tested by 34 and 47 holes, respectively. Uranium values within the holes are recorded using a gamma-logging tool and the interpreted geological solid boundaries are defined using a 0.2% eU3O8 cut-off grade. Mineralization is encountered about 1,150 ft (350 m) to 1,500 ft (450 m) below surface. At these depths, the position of the drill holes is uncertain without using better downhole deviation surveys. This affects the position of the samples (values) and the consequent interpretation of the solids. These issues, amongst others, reduce the confidence level for grade continuity so that all of the resources at EZ1 and EZ2 are classified as Inferred. Additional drilling would upgrade parts of the resource to the Indicated category.

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ADEQUACY OF PROCEDURES
Scott Wilson RPA has reviewed the methods and procedures used by Denison to collect and compile geological, geotechnical, and assaying information for the EZ1 and EZ2 pipes and found them reasonable and meeting generally accepted industry standards for an exploration property.
ADEQUACY OF DATA
Scott Wilson RPA believes that the various companies involved with data collection at the EZ1 and EZ2 pipes have conducted exploration sampling and analysis programs using standard practices, providing generally reasonable results. Scott Wilson RPA believes that the resource database can effectively be used in the estimation of mineral resources.
COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS
Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource estimation.
At a 0.2% eU3O8 cut-off grade, the Inferred Resource is 110,500 tonnes at an eU3O8 grade of 0.51% for EZ1 and 113,700 tonnes at an eU3O8 grade of 0.43% for EZ2.
Scott Wilson RPA believes that the resource estimates have been created using acceptable methodologies. Scott Wilson RPA is also of the opinion that the classification of Inferred Resources, as stated in Table 1-2, meets the definitions as required by NI 43-101.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 1-2

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RECOMMENDATIONS
Scott Wilson RPA recommends that Denison:
•
Initiate a Preliminary Assessment to establish baseline economics and a mine design. No additional drilling or metallurgical testing studies are required for the Preliminary Assessment. The study should include cost estimates for surface and underground facilities, shaft sinking and drifting, definition drilling, and operating costs.

•
Continue the permitting process. The primary permits required to develop EZ1 and EZ2 deposits include: Bureau of Land Management Plan of Operations, Arizona Department of Environmental Quality Aquifer Protection Permit, and Air Approval Order. These major permits define project operations and closure requirements. Minor permits include: Septic System, Stormwater Permit, and Utility Corridor Right of Way.

•	Centralize all historical and recent exploration data.

•	Collect hole deviation data on any open holes to verify historic downhole orientation data.

•	Test the use of restrictive kriging to minimize grade smearing during the interpolation.

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BUDGET
Scott Wilson RPA recommends the following budget to address the points listed above:
TABLE 1-1 RECOMMENDED PROGRAM AND BUDGET
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Item	US$
Scoping Studies (Preliminary Assessment, site investigations, etc.)	350,000
Permitting Costs (air, water, road, right-of-way etc.)	435,000
Personnel Costs (Mining Engineer, Geologist, CAD Technician)	300,000
Subtotal	1,085,000
Contingency	100,000

Total	1,185,000

Depending on the conclusions and recommendations of the Preliminary Assessment and subsequent studies, Denison plans underground drilling after shaft sinking and initial access to the mineralization. In addition to the definition drilling for detailed mine planning, Scott Wilson RPA recommends that Denison:
•	Improve the calibration factors between the gamma-logging tool values and the chemical assay values.

•	Collect core samples of mineralization for chemical analyses and metallurgical testing.

•	Try to quantify uranium remobilization and mineral zonation.

•	Assess the significance of the smaller satellite zones and upgrade through drilling or eliminate them from the resource estimates.
TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LOCATION
The EZ1 and EZ2 breccia pipes outcrop within one claim block composed of twelve contiguous claims (totalling 100.32 ha). The claim block, which is located in Mohave County, northern Arizona, is centred at approximately latitude 36°35’16“N and longitude 112°53’12”W.

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LAND TENURE
The EZ1 and EZ2 breccia pipe claims are renewed annually and do not expire unless allowed to lapse.
SITE INFRASTRUCTURE
There is no permanent infrastructure on the subject claims.
HISTORY
Exploration in the area started with the identification of uranium mineralization by a US Geological Survey geologist in 1951. This exploration resulted in the discovery of the Orphan mine which produced 4.26 million pounds of U3O8 during its life. Extensive exploration in the 1950s did not yield any other economic discoveries.
In the late 1970s, Energy Fuels Nuclear Inc. (Energy Fuels) formed a uranium exploration venture with various Swiss utility companies and acquired significant uranium resources in southeast Utah. At the same time, uranium exploration resumed in the Arizona Strip and Western Nuclear Inc. (Western Nuclear) discovered high-grade mineralization at the Hack Canyon prospect located 25 mi. (40 km) north of the Grand Canyon. In 1980, Energy Fuels acquired this property from Western Nuclear (T. Wetz, personal communication). During this time, Energy Fuels also identified and investigated over 4,000 circular features in northern Arizona and explored 140 of them with deep drilling. In all, 682 deep holes were drilled between 1980 and 1995 for a total of 870,707 ft (265,392 m). Energy Fuels developed seven of the pipes (Hack 1, 2 and 3, Hermit, Pigeon, Kanab North and Pinenut) and produced approximately 19.1 million pounds of U3O8 at an average grade of about 0.60% U3O8.

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After acquiring the Hack Canyon property in 1980, Energy Fuels produced 9.5 million pounds of U3O8 at an average grade of 0.642% U3O 8 from three pipes known as Hack 1, Hack 2 and Hack 3. The Kanab North deposit was discovered in 1981 and went into production in 1988. It closed in 1991 after producing approximately 2.8 million pounds of U3O8 at an average grade of just over 0.5% U3O8. Between 1985 and 1990, Energy Fuels also produced 5.7 million pounds of U3O8 from the Pigeon Mine. Similarly, just over 0.5 million pounds of U3O8 were produced from the Hermit Mine between 1989 and 1990. Finally, in 1988, prior to placing the Pinenut Mine on standby, Energy Fuels produced 0.5 million pounds of U3O8 at an average grade of 1.02% U3O8.
In the 1980s, Pathfinder Mines Corporation (Pathfinder) explored the EZ1 and EZ2 deposits. Pathfinder drill-tested the EZ1 pipe with 34 rotary holes for a total of 63,100 ft (19,235 m) and the EZ2 pipe with 47 rotary holes for a total of 76,018 ft (23,169 m). Energy Fuels entered into a joint-venture with Pathfinder and prepared resource estimates for the two pipes in January and February of 1988.
In 1997, International Uranium Corporation (IUC) acquired most of the assets of the bankrupt Energy Fuels. At the time of the IUC acquisition, the Energy Fuels — Pathfinder joint venture was terminated and control of the EZ1 and EZ2 projects reverted back to Pathfinder. At that time, Pathfinder was owned by Cogema Mining (now known as AREVA).
In 2006, IUC merged with Denison Mines Inc. to form Denison Mines Corp. Denison entered into a separate purchase agreement with Pathfinder in February 2007 to acquire 100% interest in all of the known pipes and related property holdings of Pathfinder (AREVA). Denison acquired all data for the Pathfinder projects through this acquisition, including EZ1 and EZ2. A 1% royalty interest was retained by Pathfinder.
GEOLOGY
Arizona contains portions of two distant physiographic provinces, one known as the Basin and Range province (in the southern and western parts of the state) and the other known as the Colorado Plateau province (in most of northern and central Arizona). The Arizona Strip lies within the Colorado Plateau physiographic province.

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Outcrops within the Arizona Strip region are predominantly sedimentary and volcanic rocks of upper Paleozoic to Quaternary age, although the breccia pipes area is largely underlain by Mississippian to Triassic age sedimentary rocks. Precambrian rocks outcrop in the lower levels of the Grand Canyon to the south of the study area.
Pliocene volcanic activity is marked by distinct flow-caps to the numerous buttes that rise above the flatter landscape of the region. In addition, historic lava flows cover large areas of the southern part of the district.
Faulting has exerted significant control on the geologic development and geomorphic history of the region. Major structural features, such as the Grand Wash, Hurricane, and Toroweap fault systems, all trend generally north-south with up-thrown sides to the east. These faults are topographically prominent and display impressive scarps although there are other less prominent fault systems too.
All surface drill holes at the EZ1 pipe were collared in the Triassic Moenkopi Formation and they penetrated an average of 165 ft (50 m) of this formation. Beneath the Moenkopi Formation is the Permian Kaibab Formation which has an average thickness of 485 ft (148 m). The underlying Permian Toroweap Formation averages 260 ft (79 m) in thickness. This is followed by the thin Coconino Sandstone which has an average thickness of 40 ft (12 m). Mineralization in the breccia pipes typically starts in the Coconino Sandstone and continues into the Permian Hermit Formation. Seven drill holes pierced the underlying Permian Supai Formation, but no holes reached the Mississippian Redwall limestone located below the Supai Formation.
The EZ2 breccia pipe is located approximately 4,500 ft (1,372 m) west-northwest of the EZ1 pipe. The stratigraphic units are the same as at the EZ1 pipe and the thicknesses are also similar. Eleven drill holes penetrated the Hermit Formation unit and stopped before the Mississippian Redwall limestone.

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MINERAL RESOURCES
Scott Wilson RPA reviewed the methods, procedures and results of Denison’s resource estimate for the two breccia pipes. As part of its due diligence, Scott Wilson RPA also created its own resource model to confirm Denison’s estimate. In terms of total pounds of U3O8, the Scott Wilson RPA estimates for each breccia pipe are within 5% (EZ1) and 3% (EZ2) of the Denison values. Scott Wilson RPA believes that Denison’s resource estimate has been prepared using industry best practices and is therefore acceptable.
TABLE 1-2 INFERRED MINERAL RESOURCES — JUNE 2009
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

		eU3O8	U3O8
Deposit	Tons	(%)	Pounds
EZ1	110,500	0.51	1,127,000
EZ2	113,700	0.43	978,000
Notes:

(1)	Mineral resources were classified in accordance with CIM Definition Standards.

(2)	Cut-off grade is 0.2% eU3O8.

(3)	Mineral resources have not been demonstrated to be economically viable.

(4)	Grades were converted from gamma-log data and are therefore equivalent U3O8 (eU3O8).

(5)	Gradeshell wireframes at 0.2% eU3O8 were used to constrain the grade interpolation.

(6)	All material within the wireframes was included in the estimate.

(7)	Wireframes were constructed with a minimum drill hole sample length of 6 ft.

(8)	High grades for EZ1 were cut to 10%.

(9)	High grades for EZ2 were cut to 5%.

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2 INTRODUCTION AND TERMS OF REFERENCE
Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Terry V. Wetz, Director of Project Development for Denison Mines (USA) Corp (Denison), a wholly owned subsidiary of Denison Mines Corp., to prepare an independent Technical Report on the EZ1 and EZ2 breccia pipe uranium deposits in the Arizona Strip District of the United States of America (USA). The report will support the public disclosure of mineral resource estimates for the two breccia pipes with an effective date of June 24, 2009. This Technical Report conforms to the National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects. Mr. David Ross, P.Geo., of Scott Wilson RPA, visited the deposits on July 1, 2008.
Denison is a Toronto-based mining company focused on uranium exploration and production in Canada, USA, Mongolia, and Zambia. Denison is listed on the TSX Exchange and on the NYSE AMEX exchange.
Denison Mines Corp. was formed on December 1, 2006, through a combination of the assets of Denison Mines Inc. and International Uranium Corporation (IUC). Currently, these assets include an interest in two of the four licensed and operating conventional uranium mills in North America. Denison Mines Corp. is the sole owner of the White Mesa mill in Utah and has a 22.5% interest in the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The 2008 production for Denison Mines Corp. from these two mills was approximately 1.6 million pounds U3O8 and 1.2 million pounds of vanadium.
For this project, the major assets under consideration are two breccia pipe uranium deposits (EZ1 and EZ2) that are at the permitting stage in anticipation of future production.

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SOURCES OF INFORMATION
Significant assistance in the preparation of the report was provided by the staff of Denison. David A. Ryckman, Senior Mine Geologist, provided interpretations of the wireframes for both pipes and created the Denison block models that are used as the basis for the mineral resource estimates. In addition, Mr. Ryckman provided drafts of the History, Geology and Mineralization sections of this report and assisted in the preparation of most of the figures.
A site visit was carried out by Mr. David Ross, P.Geo, Senior Consulting Geologist with Scott Wilson RPA, on July 1, 2008. He reviewed the local geology, examined maps and sections and independently confirmed several drill hole collar locations. He also visited the nearby Arizona 1 breccia pipe uranium deposit (also owned by Denison and currently on care and maintenance).
During the site visit, discussions were held with:
•	David A. Ryckman, Senior Mine Geologist, Denison Mines (USA) Corp.

•	David Lipkowitz, Mine Production Engineer, Denison Mines (USA) Corp.

•	John Stubblefield, Area Manager, Denison Mines (USA) Corp.
This report was prepared by Christopher Moreton, P. Geo., Senior Consulting Geologist, and David Ross, P. Geo., Senior Geologist. Both are employees of Scott Wilson RPA and both are Independent Qualified Persons (QPs). The documentation reviewed, and other sources of information, are listed at the end of this report in Section 21 (References).

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LIST OF ABBREVIATIONS
Imperial units are used in this report with SI (metric) system units shown in brackets. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
A	annum	L/s	litres per second
Bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
Cal	calorie	m3	cubic metre
Cfm	cubic feet per minute	min	minute
Cm	centimetre	MASL	metres above sea level
Cm2	square centimetre	mi.	mile
D	day	mm	millimetre
dia.	diameter	mph	miles per hour
dmt	dry metric tonne	MVA	megavolt-amperes
Dwt	dead-weight ton	MW	megawatt
ft	foot	MWh	megawatt-hour
ft/s	foot per second	m3/h	cubic metres per hour
ft2	square foot	opt, oz/st	ounce per short ton
ft3	cubic foot	oz	Troy ounce (31.1035g)
G	gram	oz/dmt	ounce per dry metric tonne
G	giga (billion)	ppm	part per million
Gal	Imperial gallon	psia	pound per square inch absolute
g/L	gram per litre	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gpm	Imperial gallons per minute	s	second
gr/ft3	grain per cubic foot	st	short ton
gr/m3	grain per cubic metre	stpa	short ton per year
Hr	hour	stpd	short ton per day
Ha	hectare	t	metric tonne
Hp	horsepower	tpa	metric tonne per year
In	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd3	cubic yard
km2	square kilometre	yr	year

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3 RELIANCE ON OTHER EXPERTS
This report has been prepared by Scott Wilson RPA for Denison. The information, conclusions, opinions, and estimates contained herein are based upon:
•	Information available to Scott Wilson RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Denison and other third party sources.
For the purpose of this report, Scott Wilson RPA has relied upon ownership information provided by Denison. Scott Wilson RPA has not researched property title or mineral rights for the EZ1 and EZ2 breccia pipes and expresses no opinion as to the legal ownership status of the property. Paul Chamois P.Geo, of Scott Wilson RPA, has reviewed the status of several claims on the web site of the National Integrated Land System of the Bureau of Land Management (https://www.geocommunicator.gov/ GeoComm). For these claims Scott Wilson RPA has verified the information noted in Section 4 below.
Except for the purposes legislated under provincial securities law, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION
EZ1 and EZ2 are located in the Arizona Strip District (Figures 4-1 and 4-2), a region bounded by the Grand Canyon to the south and the Utah state border to the north.
The project claims are located within portions of the 7.5 minute USGS quadrangle map Wild Band Pockets, 1988, Mohave County, Arizona, 30 mi. (49 km) southwest of Fredonia, Arizona (Table 4-1). The property is irregularly shaped and extends for 1.3 miles (2.1 km) in an east-west direction and 0.41 miles (0.66 km) in a north-south direction. Its approximate centre is latitude 36°35’16“N and longitude 112°53’12“W.
TABLE 4-1 TENURE DATA(1)
Denison Mines (USA) Corp. — EZ1 and EZ2 Breccia Pipes

Claim		Location			BLM(2)	Date		Area
Name	Quarter	Section	Township	Range	Serial No.	Location	Recording	(ha)
EZ 1	S1/4	2	37N	6W	AMC 363457	2004-09-01	2004-11-30	8.36
EZ 2	NW1/4	11	37N	6W	AMC 155774	1981-11-19	1982-02-11	8.36
EZ 3	SW1/4	2	37N	6W	AMC 155775	1981-11-19	1982-02-11	8.36
EZ 4	NW1/4	11	37N	6W	AMC 155776	1981-11-19	1982-02-11	8.36
EZ 103	SW1/4	3	37N	6W	AMC 155811	1981-11-20	1982-02-11	8.36
EZ 105	SW1/4	3	37N	6W	AMC 155813	1981-11-20	1982-02-11	8.36
EZ 106	NW1/4	10	37N	6W	AMC 363462	2004-09-01	2004-11-30	8.36
EZ 107	SW1/4	3	37N	6W	AMC 155815	1981-11-20	1982-02-11	8.36
EZ 109	SW1/4 SE1/4	3	37N	6W	AMC 155817	1981-11-20	1982-02-11	8.36
EZ 111	SE1/4	3	37N	6W	AMC 155819	1981-11-21	1982-02-11	8.36
EZ 116	NE1/4	10	37N	6W	AMC 155824	1981-11-21	1982-02-11	8.36
EZ 118	NE1/4	10	37N	6W	AMC 155826	1981-11-21	1982-02-11	8.36

(1)	Renewed yearly

(2)	BLM: Bureau of Land Management
ENVIRONMENTAL PERMITTING REQUIREMENTS
ENVIRONMENT
A uranium-bearing breccia pipe in the Arizona Strip typically requires a surface disturbance of less than 20 acres (8 ha). Generally, there is only a minimal impact on the local groundwater because most of the mines are dry. Nonetheless, permitting, development and mine operations in the Grand Canyon area are liable to be contentious.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 4-1

SCOTT WILSON RPA	www.scottwilson.com

Kanab
Hildale
Colorado City
Cottonwood Point Wilderness
CANE BEDS RD
Cane Beds
Fredonia
N
Moccasin
Kaibab
389
MT TRUMBULL LP
NAVAJO TRAIL RD
ROUCH RD
A
MT TRUMBULL RD (ANTELOPE VALLEY RD)
B
Kanab Creek
Kanab North
E
EZ1
What
C
EZ2
F
MT TRUMBULL LP
MT TRUMBULL RD (ANTELOPE VALLEY RD)
D
Arizona 1
G
H
Pinenut
Kanab Creek Wilderness
CRAIGS RANCH RD
Mount Trumbull Wilderness
MT TRUMBULL LOOP
0 1 2 3 4 5
Miles

EZ 1, EZ 2, and What	
Segment	Distance (miles)
A to C	20.1
C to F	7.3
Access Road	0.76
Total	**28.16**

Kanab North	
Segment	Distance (miles)
A to B	8.43
B to E	5.73
Access Road	2.26
Total	**16.42**

Arizona 1	
Segment	Distance (miles)
A to D	29.1
D to G	6.25
Access Road	1.4
Total	**36.75**

Pinenut	
Segment	Distance (miles)
A to D	29.1
D to H	17.3
Access Road	0.16
Total	**46.56**

Legend:

- Deposit Location
- Access Road
- Maintained by Mohave County
- Not Maintained by Mohave County
- Route on BLM Road
- Wilderness Area
- Kaibab Indian Res.
- Grand Canyon N.P.
- Kaibab N.F.
- Bureau Land Mgmt.
- State Trust Land
- Private Land

Figure 4-1

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Location of Denison's Arizona Strip Breccia Pipes

June 2009 **Source: *Denison Mines (USA) Corp., 2008.***

4-2

SCOTT WILSON RPA	www.scottwilson.com

PROPOSED POWERLINE
STOCKPILES
POND
TOPSOIL STORAGE
HEADFRAME AND SHAFT
FUEL STORAGE
SUBSTATION
EXISTING ROAD
NEW ROAD
EZ2
Pipe Model and Deposit
EZ1
Pipe Model and Deposit
N
0 200 400 600 800 1000
Feet

Figure 4-2

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

June 2009

Source: Denison Mines (USA) Corp., 2008.

4-3

SCOTT WILSON RPA	www.scottwilson.com

The extraction of uranium from the Bureau of Land Management (BLM) unpatented mining claims needs to comply with all applicable BLM regulations (Federal Mining Law at 43 CFR sub-part 3809, Surface Management Program) and Arizona Department of Environmental Quality (ADEQ) rules and regulations. Denison has begun the application process to develop this project in accordance with the BLM multiple-use mandate and the goals and objectives of the President’s National Energy Plan.
The proposed disturbance for the EZ pipes will be between 20 and 40 acres. A series of permits and approvals will be required from the BLM, ADEQ, Mohave County and other agencies. All permit applications are in process.
PERMITTING
Baseline data collection has been completed for flora and fauna of the area. Denison has also initiated permitting activities for the EZ projects and a number of formal permit applications are in process. These include:
•
A Plan of Operations (Plan) has been submitted (January 19th, 2009) to the BLM. The Plan describes all aspects of the proposed mine projects during the construction, operations, closure, and final reclamation phases. A reclamation cost estimate is included in the Plan and, after approval of the Plan, Denison will be required to post financial surety in the amount approved for final reclamation. Upon finalization of the Plan and approval by the BLM, an Environmental Impact Statement (EIS) will be conducted to review the possible impacts to the environment and biota resulting from the proposed mining operations. Public review and comment on the Plan and the EIS is a normal part of the BLM procedure.

•
The initial design work has been completed by Denison on the proposed mine surface facilities installation. This includes a water storage reservoir and surface water control features which will be incorporated into an Aquifer Protection Permit to be issued by the ADEQ.

•
Emissions from the proposed mine operations are being modelled by Denison for an Approval Order for an Air Permit from ADEQ. The permit is also subject to public review and comment, which may include public meetings.

•	A Storm Water Permit is required from ADEQ to manage storm water run-off and control diversion or containment.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 4-4

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•
Prior to construction, a National Emissions Standards for Hazardous Air Pollutant Plan needs to be provided to the US Environmental Protection Agency. This plan deals mainly with radon protection and monitoring plans for underground mining.

•	If a site water supply well is required for mine dust suppression, a water well permit and water rights allocation is required from the Arizona Department of Water Resources.

•	Prior to site construction a septic permit will be required from Mohave County, Arizona.

•	A Right of Way for the project power line will be required from Mohave County. The BLM Rights of Way for the power line and the access road are included under the Plan.
Denison will continue to seek all necessary permits and regulatory approvals for the EZ deposits.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 4-5

SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
ACCESSIBILITY
The EZ1 and EZ2 uranium breccia pipes are located approximately 30 mi. (49 km) southwest of Fredonia, Arizona. From Fredonia the project can be reached by taking Highway 389 (west) for six miles (ten kilometres) to the Mt. Trumbull road. From this point the property is located 26 mi. (42 km) south-southwest along a gravel/dirt road. The EZ2 pipe is located 4,500 ft (1,372 m) west of the EZ1 pipe.
CLIMATE
The climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7°F (-14°C) to 57°F (14°C) and July temperatures range from 52°F (11°C) to 97°F (36°C). Annual precipitation, mostly in the form of rain with local snow, is approximately 12 inches (30 cm).
LOCAL RESOURCES
The region north of the Grand Canyon is sparsely populated and the infrastructure for the area is not well developed. The largest community within 65 mi. (100 km) of the northern breccia pipes is Fredonia, Arizona, which has a population of about 1,000. Fredonia is accessible over state and federal highways from Las Vegas, Nevada, 220 mi. (360 km) to the west, and Flagstaff, Arizona, 200 mi. (325 km) to the southeast. A municipal airfield is maintained at Kanab, Utah, which is located 7 mi. (12 km) to the north of Franconia.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 5-1

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The nearest operational railway line is in Utah approximately 96 mi. (155 km) northwest of Fredonia. The closest commercial centres in the area are the towns of St. George and Cedar City, Utah, both approximately 88 mi. (140 km) to the northwest by road.
PHYSIOGRAPHY
Northern Arizona is part of the Colorado Plateau, a region of the western United States characterized by semi-arid, high-altitude, gently sloping plateaus dissected by steep-walled canyons, volcanic mountain peaks, and extensive erosional escarpments. The breccia pipes north of the Grand Canyon are within the Kaibab and Kanab Plateaus which are smaller plateaus within the Colorado Plateau. Elevations on the northern plateaus range from 4,000 ft (1,200 m) to 9,000 ft (2,750 m). Vegetation on the plateaus is primarily open pinion-juniper woodland and shrubs.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 5-2

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6 HISTORY
Uranium exploration and mining of breccia pipe uranium deposits began in 1951 when a US Geological Survey geologist noted uranium mineralization on the dump of an old copper prospect on the South Rim of the Grand Canyon. Although the prospect was inside the Grand Canyon National Park it was located on fee-land predating the park’s creation. A mining firm acquired the prospect and developed a significant high-grade uranium mine known as the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and minor amounts of copper and silver had been produced.
In the late 1970s, Energy Fuels Nuclear Inc. (Energy Fuels) formed a uranium exploration venture with various Swiss utility companies and acquired significant uranium resources in southeast Utah. In addition, it permitted and built a 2,000 tpd mill at Blanding, Utah to process Colorado Plateau ore. At the same time, exploration for uranium resumed in the Arizona Strip and Western Nuclear Inc. (Western Nuclear) discovered high-grade mineralization at the Hack Canyon prospect located 25 mi. (40 km) north of the Grand Canyon. In 1980, Energy Fuels acquired this property from Western Nuclear (T. Wetz, personal communication). During this time, Energy Fuels also identified and investigated over 4,000 circular features in northern Arizona and explored 140 targets with deep drilling. In all, 682 deep holes were drilled between 1980 and 1995 for a total of 870,707 ft (265,392 m). Energy Fuels developed seven of the pipes (Hack 1, 2 and 3, Pigeon, Hermit, Kanab North and Pinenut) and produced approximately 19.1 million pounds of U3O8 at an average grade of about 0.60% U3O8.
After acquiring the Hack Canyon property in 1980, Energy Fuels also produced 9.5 million pounds of U3O8 at an average grade of 0.642% U3O8 from three pipes known as Hack 1, Hack 2 and Hack 3. The Kanab North deposit was discovered in 1981 and went into production in 1988. It closed in 1991 after producing approximately 2.8 million pounds of U3O8 at an average grade of just over 0.5% U3O8. Between 1985 and 1990 Energy Fuels also produced 5.7 million pounds of U3O8 from the Pigeon Mine. Similarly, just over 0.5 million pounds of U3O8 were produced from the Hermit Mine between 1989 and 1990. Finally, in 1988, prior to placing the Pinenut Mine on standby, Energy Fuels produced 0.5 million pounds of U3O8 at an average grade of 1.02% U3O8.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-1

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In the 1980s, Pathfinder Mines Corporation (Pathfinder) explored the EZ1 and EZ2 deposits. Pathfinder drill-tested the EZ1 pipe with 34 rotary holes for a total of 63,100 ft (19,235 m) and the EZ2 pipe with 47 rotary holes for a total of 76,018 ft (23,169 m). Energy Fuels entered into a joint-venture agreement with Pathfinder and prepared resource estimates for the two pipes in January and February of 1988.
In 1997, International Uranium Corporation (IUC) acquired most of the assets of bankrupt Energy Fuels. At the time of the IUC acquisition, the Energy Fuels — Pathfinder joint venture was terminated and control of the EZ1 and EZ2 projects reverted back to Pathfinder. In 1997, Pathfinder was owned by Cogema Mining (now known as AREVA).
In 2006, IUC merged with Denison Mines Inc. to form Denison Mines Corp.. Denison entered into a separate purchase agreement with Pathfinder in February 2007 to acquire a 100% interest in five Pathfinder (AREVA) deposits. These deposits are known as EZ1, EZ2, What, DB1 and Moonshine Springs. A 1% royalty interest on these properties was retained by Pathfinder.
Mine development has not begun at either EZ1 or EZ2 other than initial site surveys and mine preparation planning procedures necessary for the acquisition of the required permits.
HISTORICAL MINING OPERATIONS
Kanab North was in production between 1988 and December 1990. It now contains only minor quantities of mineralized material and is currently on standby. The mine is accessed by a conventional 2 1/2 compartment vertical shaft (7 ft x 16 ft) to a depth of 1,590 ft (485 m). The main shaft is serviced by a double drum 400-hp hoist with a skip capacity of 2.3 tons. Stations are located on the 1,100 ft (335 m) and 1,500 ft (457 m) levels. Due to topography issues the shaft is located 850 ft (260 m) from the deposit and two cross-cuts were required to develop the mine. A 500 ft (150 m) long decline from the canyon wall intersects the mineralization at the first level station elevation and acts as both an escape-way and a ventilation passage (using a 75-hp, 100,000 cfm fan). The deposit was drilled and developed from four shaft stations located 200 ft (60 m) apart. Various mining methods were used such as room and random pillar, shrinkage stoping, and long hole/slot mining. The latter is a bulk mining system breaking up to 25,000 tons in a single blast.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-2

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Sub-levels strategically located between shaft stations were interconnected with inclines and raise boreholes. Trackless, rubber-tired mining equipment was used throughout the mine. Loaders ranged in size from one to three cubic yards while haul trucks had a 10-ton capacity. Some electric slushers were used in driving ramps and whenever selective mining was required. All rock fell to a central delivery location at the bottom level, enabling trucks to haul the material to loading trenches where a small winch transferred ore or waste to the skip for hoisting. The workforce at the Kanab North Mine totalled 41 employees. At its maximum in 1990, the mine produced 102,000 tons of ore, or about 400 tons per day.
The Pinenut mine has been developed, partially mined and is on standby. Arizona 1 is partially developed and on standby, with the shaft at its final depth. Only surface facilities and a shaft collar have been developed at the Canyon deposit.
HISTORICAL MINERAL RESOURCES
In 1988 uranium mineral resource estimates on the Arizona Strip breccia pipes were compiled by Energy Fuels’ exploration department in accordance with parameters developed specifically for breccia pipe resource estimates. These parameters were based on Energy Fuels’ previous experience with breccia pipes in the region and are shown in Table 6-1.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-3

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TABLE 6-1 HISTORICAL RESOURCE/RESERVE ESTIMATION PARAMETERS
USED BY ENERGY FUELS

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Cut-off Thickness	Minimum of 8.0 ft.
Cut-off Grade	Minimum of 0.15% U3O8 as determined from radiometric logs or in core
Cut-off GT	1.20% per ft.
Dilution	The top and bottom of each mineralized zone will include 3.0 ft of waste or mineral. The mineralized intercept may consist of two or more smaller zones separated by a six-foot maximum section of waste or mineral between each of the included mineralized zones.
Tonnage Factor	13 ft3 per ton of dry ore (substantiated by Hack Canyon Mine runs)
Extraction	100% recoverable reserve
Disequilibrium Factor	1.00 chemical to radiometric ratio
Levels	Vertical section of mineralized breccia pipe divided into 10-ft horizontal slices
Drill hole location	Location established at mid-point of each level by deviation surveys
Map Scale	1 inch = 20 feet for the final reserve calculation
Energy Fuels established the following method of estimation for reserves:
“Ore zones for the reserve calculations are prepared by entering the probe data into the GAMLOG program, where mineable ore zones for each drill hole are established using the cut-off and dilution parameters as defined above. The mineralized portion(s) of each drill hole is divided into 10-ft thick levels; thickness, grade, and top elevation are computed for each drill hole intercept for each level. If a zone is greater than 10 ft thick, or occurs across level divisions, the half-foot intervals included in the applicable level are averaged to establish the grade for the appropriate segment of the intercept. These divided intercepts are not required to satisfy the minimum grade and thickness parameters for each portion, but they must satisfy the criteria as a whole” (Mathisen, 1985).
Mineralization was classified by Energy Fuels into proven, probable and possible categories based on the distance from the mineralized drill hole. Proven was based on a 25 ft diameter around the drill hole, probable was based on distances up to 50 ft and possible included mineralization interpolated from more widely-spaced holes.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-4

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Energy Fuels estimated the historical resources (Table 6-2) in the late 1980s prior to the implementation of NI 43-101. These resources are historical in nature and they should not be relied upon.
TABLE 6-2 PROVEN, PROBABLE AND POSSIBLE MINERAL RESERVES
(as estimated by Energy Fuels Nuclear, Inc. — February 1988)
These estimates are historical and should not be relied upon
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

		eU3O8	eU3O8
Deposit	Tons	(%)	Pounds
EZ1	40,363	0.541	436,404
EZ2	50,485	0.424	428,252
Pathfinder Mines Corporation (PMC) also prepared resource estimates for its claims in the Arizona Strip and classified mineralization into proven, indicated and inferred categories based on the distances from the mineralized drill hole. Proven was based on an area around the drill hole four times greater than that used by Energy Fuels. Indicated was based on an area between drill holes which approximated ten times that used by Energy Fuels while inferred included mineralization interpolated from even wider drill hole spacing.
PMC estimated the historical resources for the EZ1 and EZ2 breccia pipe deposits in February 2004 (COGEMA Internal Memorandum) as shown in Table 6-3. Denison Mines Corp. agreed to purchase these deposits from PMC in 2007. Details of the method for calculating the resources reported in Table 6-3 were not provided to Denison. These resources are historical in nature and they should not be relied upon.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-5

SCOTT WILSON RPA	www.scottwilson.com

TABLE 6-3 INDICATED MINERAL RESERVES
(as estimated by Pathfinder Mines Corporation — 2004)
These estimates have not been audited and should not be relied upon
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

		eU3O8	eU3O8
Deposit	Tons	(%)	Pounds
EZ1	106,000	0.664	1,411,000
EZ2	216,000	0.440	1,905,000
HISTORICAL RESOURCE ESTIMATE COMPARISON WITH ACTUAL PRODUCTION
In its Preliminary Feasibility Report for the Canyon project (dated December 11, 1984), Energy Fuels provided historical reserves/resources estimates for various pipes based on surface drilling only. In a previous study (Pool and Ross, 2007) Scott Wilson RPA has compared the reserve/resource estimates with the actual production results (Table 6-4).
These estimates are not compliant with NI 43-101 but are included to illustrate that surface drilling typically does not provide sufficient information to reliably estimate the total resource that might be available.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-6

SCOTT WILSON RPA	www.scottwilson.com

TABLE 6-4 ENERGY FUELS RESOURCE ESTIMATES VS. ACTUAL
PRODUCTION
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

	Surface Drilling Estimate			Production
			M			M
		Grade	Pounds		Grade	Pounds
Pipe	Tons	(% U3O8)	(U3O8)	Tons	(% U3O8)	(U3O8)
Hack #1*	132,400	0.37	0.98	133,800	0.53	1.42
Hack #2*	125,400	0.57	1.43	497,100	0.70	7.00
Hack #3*	21,250	0.40	0.17	111,300	0.50	1.12
Pigeon*	164,700	0.75	2.47	439,400	0.65	5.70
Kanab N	83,300	0.45	0.75	260,800	0.53	2.77
Pinenut**	150,000	0.50	1.50	25,800	1.02	0.53
Hermit*	n/a	n/a	0.60	36,339	0.76	0.55

*	Not included in the Denison portfolio. These properties were reclaimed by Energy Fuels.

**	Pinenut has remaining resources estimated at 99,200 tons at an average grade of 0.44% U3O8.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 6-7

SCOTT WILSON RPA	www.scottwilson.com
7 GEOLOGICAL SETTING
REGIONAL GEOLOGY
Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western margins of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.
Outcrops within the Arizona Strip region are predominantly sedimentary and volcanic rocks of upper Paleozoic to Quaternary age, although the breccia pipes area is largely underlain by Mississippian to Triassic age sedimentary rocks (Figure 7-1). Precambrian basement outcrops in the lower levels of the Grand Canyon located to the south of the study area.
The region has experienced volcanic activity since the Pliocene. A number of lava-capped buttes rise above the landscape, and lava flows cover large areas of the southern part of the district. Faulting has exerted significant control on the geologic development and geomorphic history of the region. Major structural features are the Grand Wash, Hurricane, and Toroweap fault systems, all trending generally north-south with the up thrown side to the east. These faults are topographically prominent, showing impressive scarps.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 7-1

SCOTT WILSON RPA	www.scottwilson.com

GRAND CANYON, ARIZONA

PRECAMBRIAN
"Algonkian" of older reports
GRAND CANYON SERIES
Chuar Group
Kwagunt Fm
*Chuar Group upper division 1700'
lower division 3420
Galeros Formation
6610
*missing in Bright Angel quadrangle. Measured by Walcott (1894) about 16 miles east of Bright Angel Creek.
Unkar Group
Nankoweap Fm
330
Rama Diabase sills + flows
1000± cumulative
Rama Diabase flows, sills, & dikes
Dox Sandstone
2300-3000
red and vermilion shaly micaceous sandstone, crossbedded, ripple marked greenish shaly micaceous ss
Shinumo Quartzite
1100-1560
massive, fine grained, cross-bedded, white, purple, red and brown quartzite
Hakatai Shale
580-830
Rama diabase sill mud cracks and ripple marks in shale
Bass Ls
120-340
gray dolomite with algae?
Hotauta Cg
0-20
MAZATZAL REVOLUTION 1.5 B.Y.
"Archean"
Zoroaster Granite
intrusive
Brahma (hornblende) Schist
15,000?
meta-basic volcanics?
Vishnu (qtz mica) Schist
metasediments with minor meta-volcanics
P-Q
Stage I, II, III, IV bas
0-500
oldest intercanyon flow- 1.2 M.Y. Stage I- 6 M.Y.
Ꞧ
Moenkopi Fm
0-300
PERMIAN
Wolfcampian - Leonardian
Kaibab Fm
alpha=69
beta=326
gamma=0
395
Bellerophon
Lophophyllum
Squamularia
Composita
Toroweap Fm
alpha=139
beta=138
gamma=8
285
Schizodus
Productus ivesi
Coconino Ss
400
eolian sand
small reptile tracks
Hermit Sh
300
Callipteris (fern) see White (1929)
PENN
Supai Fm
1000
amphibian or primitive reptile tracks
crossbedded ss & sh
calcareous ss
MISS
Kind -Osagian
Redwall Ls
Horseshoe Mesa M
40-100
cherty ls
Mooney Falls Member
200-400
Fenestella
Euomphalus corals, crinoids
Thunder Springs M
65-105
chert bands
Whitmore Wash M
70-130
fish
D
Temple Butte Ls
0-100
UNCONFORMITY
CAMBRIAN
Middle
Muav Ls
Gateway Can M
Kanab Canyon M
Peach Springs M
Bright Angel T
Rampart Cave M
400
Solenopleura
Bright Angel Shale
25-400
Glossopleura
Alokistocare
Anoria
Zacanthoides
Olenellus
Lower
Tapeats Ss
0-200
GRAND CANYON REVOLUTION: tilting and block faulting of Precambrian strata
PRECAMBRIAN
Grand Canyon Ser
Chuar Group
Sixty Mile Fm
120
Kwagunt Formation
2220
Chuaria- megaplanktonic plant
red ss

Figure 7-1

Precambrian: Walcott (1894); Noble (1914); Noble and Hunter (1917); Nankoweap: Van Gundy (1951); Mazatzal Revolution: Wasserburg and Lanphere (1965); Paleozoic: Noble (1922); Cambrian: McKee (1945); Mississipian: McKee (1960); Mckee and others (1969); Permian: McKee (1938); summary in Maxson (1961); Gisne (1971); Plio-Pleistocene basalt: McKee and others (1968); Hamblin and Best (1970) see also Four Corners Geological Society Guidebook 5 (1969). Precambrian fossil Chuaria: Ford and Breed (1972), (1973).

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Stratigraphic Column for the Grand Canyon and Vicinity

June 2009

Source: Denison Mines (USA) Corp., 2008.

7-2

SCOTT WILSON RPA	www.scottwilson.com
PROPERTY GEOLOGY
EZ1
The EZ1 deposit has an easily recognizable surface exposure (Figure 7-2). All surface drill holes were collared in the Triassic Moenkopi Formation (TRM) and penetrated an average of 165 ft (50 m) of this formation. Underlying the TRM is the Permian Kaibab Formation (PK) with an average thickness of 485 ft (148 m). The Permian Toroweap Formation (PT) beneath the PK averages 260 ft (79 m) in thickness. This is followed by the thin Coconino Sandstone (PC) which has an average thickness of 40 ft (12 m). Mineralization in the breccia pipes typically starts in the PC and continues into the Permian Hermit Formation (PH) where solution stoping created brecciation of this thinly-bedded unit. Where the drilling intersects the PH at EZ1, the average thickness is 828 ft (252.4 m). Seven drill holes pierced the Permian Supai Formation (PS) but no holes reached the Mississippian Redwall limestone (below the PS unit).
EZ2
The surface exposure of the EZ2 breccia pipe is considerably more subdued and it could easily be overlooked (Figure 7-3). The drill rig was able to set-up on a flat to gently sloping glade on the west side of the upper reaches of the Wild Band Valley. EZ2 is located 4,379 ft (1,335 m) west-northwest of the EZ1 pipe.
All of the drill holes were collared in the TRM (the same as EZ1) which, at EZ2, has an average thickness of 250 ft (76 m). The TRM overlies about 365 ft (111 m) of PK. Underlying the PK is the PT which averages 425 ft (129 m) in thickness. The PT is succeeded by the PC unit which has an average thickness of 50 ft (14 m). Only 11 drill holes penetrated the PH unit and these holes passed through an average of 830 ft (253 m) of this formation. Of the eleven holes which pierced the PS, none reached the Mississippian Redwall limestone below the PS.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 7-3

SCOTT WILSON RPA	www.scottwilson.com
FIGURE 7-2 EZ1 BRECCIA PIPE PHOTOS
Vehicle is parked just outside of west rim of collapse structure.
At south rim of collapse structure as exposed at the surface.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 7-4

SCOTT WILSON RPA	www.scottwilson.com
FIGURE 7-3 EZ2 LOOKING NNW FROM EZ1
EZ2 is located by the small green shrub at left-centre of the image, to the right of which is a small, dark red indentation. This is the southern end of the depression marking the surface exposure of the EZ2 breccia pipe (note that the drill rig is not on the EZ2 property).

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 7-5

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8 DEPOSIT TYPES
Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. Rocks cut by these pipes range in age from the Mississippian Redwall Limestone through to the younger Triassic Chinle Formation. These rocks encompass about 4,000 ft (1,200 m) of stratigraphic section of erosion yet no single pipe has been observed that cuts through the entire section as erosion and other factors come into play. No pipe is known to occur above the Chinle Formation or below the Redwall Limestone.
Breccia pipes within the Arizona Strip are near vertical, circular to elliptical bodies of broken rock (Figure 8-1). This broken rock is composed of slabs, fragments and rotated angular blocks of the surrounding and/or stratigraphically higher formations. Many geologists consider the pipes to have been formed by solution collapse of the underlying carbonate rocks (such as the Redwall Limestone). The blocks and slabs are set in a matrix of finer-grained material from the surrounding and overlying rock formations. In most instances, the matrix has been cemented by silicification and calcification.
Breccia pipes consist of three interrelated features: a basinal or structurally shallow depression at surface; a breccia pipe underlying the structural depression; and annular fracture rings around the margins of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may have diameters greater than 0.5 mi. (800 m), whereas the breccia pipe diameters typically range from 200 ft (60 m) to 300 ft (90 m), up to 600 ft (180 m).
Mineralized breccia pipes discovered to date often occur in clusters or trends. Spacing between pipes ranges from some hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep-seated faults but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have been a key control of breccia pipe formation in the region.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 8-1

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Diameter of Surface Depression
Thickness (m)
Holocene Siluvium
Chinie Formation
Petrified Forest Member
Shinarump Member
90
0 - 60
TRIASSIC
Moenkopi Formation
120 - 365
Approximate Stratigraphic level for Pipes in Project Area
0 - 90
Kaibab Limestone
Harrisburg Gypsiferous Member
Fossil Mountain Member
60 - 75
Toroweap Formation
Woods Ranch Member
Brady Canyon Member
Seligman Member
30 - 35
30 - 75
10 - 30
Coconino Sandstone
0 - 180
PERMIAN
Hermit Shale
URANIUM MINERALIZATION (RED)
15 - 365
Supai Group
Esplanade Sandstone
90 - 150
Wescogame Formation
90 - 150
Manakacha Formation
55 - 70
Watahomigi Formation
45 - 60
PENNSYL-VANIAN
Surprise Canyon Formation
Mississippian / Pennsylvanian ?
0 - 115
MISSISSIPIAN
Redwall Limestone
120 - 215
DEVO-NIAN
Temple Butte Limestone
0 - 135

Modified after Wenrich, Billingsley, and Huntoon, 1986.

Figure 8-1

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Typical Cross-Section of a Breccia Pipe

June 2009

Source: Denison Mines (USA) Corp., 2008.

8-2

SCOTT WILSON RPA	www.scottwilson.com
9 MINERALIZATION
Uranium mineralization in the breccia pipe deposits occurs largely as blebs, streaks, small veins and fine disseminations of uraninite-pitchblende (UO2). Mineralization is generally confined to the matrix material, but it may also extend into the breccia fragments, particularly where these fragments are of Coconino sandstone. An extensive suite of anomalous elements has also been reported, including: silver, arsenic, barium, cadmium, cobalt, chromium, cesium, copper, mercury, molybdenum, nickel, lead, antimony, selenium, strontium, vanadium and zinc (Wenrich, 1985). In addition, many of the rare earth elements are consistently enriched in uranium-mineralized samples. Within some pipes copper occurs in sufficient concentrations to be economic whereas significant gold is only known in the Copper Mountain mine. Silver is almost always anomalously high and some of the pipes carry potentially economic grades.
Within many pipes, there is a mineralogical zonation in and around the uranium mineralization. For example, detailed work at the Hack-2 deposit highlighted a pyrite-rich cap overlying the main mineralization that was followed (in descending order) by a cobalt-nickel zone, a molybdenum-barium-zinc zone, and a lead-rich zone.
Pipes are surrounded by bleached zones, a feature that is particularly notable in the Hermit Formation where unaltered red sediments contrast sharply with the grey-green bleached material. Age-dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a pipe tend to be in equilibrium with gamma-log and chemical analyses giving similar results. With depth however, disequilibrium in the deposits increases with chemical assays returning higher values than those suggested by gamma-log determinations.
U-Pb age-dating of mineralization indicates a range of ages from 101 to 260 million years. The older age suggests that the earliest uranium mineralization event occurred during the Permian Period which contradicts the geological model.
Table 9-1 provides a summary of the mineralization at EZ1 and EZ2.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 9-1

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TABLE 9-1 DESCRIPTIVE SUMMARY OF MINERALIZATION
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Distance Apart	Vertical Mining Interval	Horizontal Mining Interval
EZ1 4469 ft from EZ2	Upper Zone (all Hermit):	Widest ore at 3768 level at 182 ft
4,026 to 3,626 ft (1,170 to 1,560 ft deep).
	Lower Zone (all Supai):	Widest ore at 3100 level at 45 ft
3,373 to 3,042 ft (1,812 to 2,143 ft deep)

EZ2 4469 ft from EZ1	Upper Zone (Coconino deposit):	Widest ore at 4140 level at 300 ft
4,169 to 3,185 ft (952 to 1,153 ft deep)
	Middle Zone (all Hermit):	Mostly ring ore diameter = 282 ft
	3,954 to 3,781 ft (1,194 to 1,356 ft deep)	wide (access drift only?)
	Lower Zone (all Hermit):	Widest ore at 3690 level at 130 ft
	3,722 to 3,624 ft (1,417 to 1,512 ft deep)	(consistent large plug)
EZ1
Uranium mineralization within EZ1 occurs at two distinct vertical intervals, referred to here as the Upper zone and the Lower zone. The Upper zone is contained within a vertical interval of approximately 400 ft (120 m) between the elevations of 4,026 ft and 3,636 ft (1,227 m to 1,105 m). The elevations correspond to depths below surface of 1,170 ft and 1,560 ft (357 m and 475 m), respectively. At its widest point, the Upper zone has a diameter of 183 ft (55.5 m). The Lower zone occurs between the elevations of 3,373 ft and 3,042 ft (1,028 m to 927 m) and covers an interval of 331 ft (101 m). The elevations correspond to depths below surface of 1,812 ft (552 m) and 2,143 ft (653 m), respectively. At its widest point, the Lower zone has a diameter of 45 ft (13.7 m).
The geometry of the Upper zone is controlled by the regional structure. Initially, it plunges to the southeast at about -57o along an azimuth of 135o until it reaches a depth of 1,400 ft (427 m). At this point it changes to a vertical attitude down to a depth of 1,560 ft (475 m). Because there are no barren drill holes to the southeast of the Upper zone, there is the potential for additional drill intersections to the southeast (in plan view) along an azimuth of ~135o.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 9-2

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The geometry of the Lower zone appears to reflect the increased porosity of the Esplanade Sandstone and consists of a narrow vertical plug occupying the lower throat of the breccia pipe. This plug has an average width of 37 ft (11.3 m).
EZ2
Uranium mineralization at EZ2 occurs at three distinct zones: an Upper zone, a Lower zone and a diffuse, Middle zone, half way between the Upper and Lower. The Upper zone consists of a large, mostly stratiform deposit, located primarily within the Coconino Sandstone. A single satellite deposit is also included in the Upper zone. The larger Upper zone is mushroom-like in shape and occurs between the elevations 4,169 ft (1,271 m) and 3,185 ft (971 m). It has a maximum width (in plan view) of 303 ft (92 m) when measured parallel to the longer axis of the zone; the shorter dimension is 269 ft (82 m). The pipe-like part of the Upper zone averages 57 ft (17.4 m) in diameter.
The Middle zone is made up of two central deposits surrounded by multiple “ring” deposits. One of the deposits within the ring has a much greater volume when compared to the other nine satellite bodies and it may represent potentially significant mineralization in the ring fracture system. This entire array of deposits occurs between the elevations 3,954 ft and 3,781 ft (1,205 m and 1,152 m) and appears to be encompassed by a ring fracture system that is 350 ft (107 m) in diameter. This size is not atypical for breccia pipes of this region.
The Lower zone consists of a central deposit occupying the throat of the pipe and one small, fracture-associated satellite ore body. The central ore body (in this Lower zone) occurs between the elevations 3,722 ft and 3,624 ft (1,134 m and 1,104 m) and also takes the form of a mushroom-like structure. The long dimension of the zone is 161 ft (49 m) and 140 ft (42.7 m) along its minor axis. The average diameter of the pipe-like structure at the base of the Lower zone is 68 ft (20.7 m).
The satellite deposit in the Lower zone is represented by an arcuate solid approximately 20 ft (6 m) long and 10 ft (3 m) tall with a thickness in plan view of 7 ft (2.1 m).

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10 EXPLORATION
Denison has not carried out any exploration on the properties since their acquisition in 2007.
Exploration for breccia pipes in northern Arizona typically begins with a search for circular depressions at surface. This search is supported by geologic mapping, interpretation of satellite imagery and/or aerial photographs, thermal infrared imagery, geochemical testing and certain geophysical methods (such as resistivity, Very Low Frequency (VLF) and time domain electromagnetic tools). Other techniques sometimes used include geobotany, microbiology, and biogeochemistry. All of these methods are utilized to identify surface expressions of the underlying breccia pipes. The key element of the process is to define the central core of the pipe for drilling from the surface since this area is typically associated with the centre of the collapse.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 10-1

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11 DRILLING
Denison has not drilled any holes on the two deposits since the property was acquired in 2007.
Previous operators used shallow drilling programs to locate the centre of a collapse feature which could assist in defining the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling, supplemented by core drilling. Typically, prospective pipes were first tested with three drill holes. If no mineralization was present, then the drilling effort was abandoned.
Drilling holes within the breccia pipes is a difficult process. Substantial depths, small targets, which are approximately 200 ft (61 m) in diameter, and non-homogeneous rock formations, combine to limit the accuracy of the holes. Cavernous and brecciated sediments at depth can result in the loss of drilling fluid circulation so that much of the drilling is conducted “blind”. Periodic “spot cores” are taken to determine whether or not the holes are within the target structure or have drifted away from the pipe. Most pipes cannot be completely drill-defined from surface due to deviation from the desired targets. All drill holes are normally surveyed for deviation and logged with gamma logging equipment.
If surface drilling is encouraging, a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and definition drilling. Drilling from underground stations typically uses large-bore percussion drills. The resulting holes, drilled out to as much as 200 ft (61 m), are then gamma logged and surveyed as a supplement to surface drilling.

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12 SAMPLING METHOD AND APPROACH
All the historical drill holes on Denison’s Arizona Strip breccia pipe properties were gamma-logged and surveyed for down-hole deviation. These data provide the basic building blocks to estimate mineral resources. Core holes were drilled to supplement this data and to provide samples for disequilibrium studies and metallurgical testing. This process was consistent with industry standards at the time and the work carried out by Energy Fuels and Pathfinder is judged by Scott Wilson RPA to have been of suitable quality.
All of the basic data for the estimation of mineral resources at the EZ1 and EZ2 deposits, originally by Energy Fuels and more recently by Denison, were derived directly by gamma-log interpretation. Historically, Energy Fuels completed numerous checks on this data by means of chemical assays, closed-can assays, and various beta gamma analyses, but the records for these auxiliary analyses and checks are scattered and incomplete. Nevertheless, all available data and reports indicated that the gamma-logging process provides acceptable results.
Scott Wilson RPA notes that all gamma-log values are listed as eU3O8 numbers. The “e” preceding U3O8 indicates that the respective grades are “equivalent” U3O8 grades based on the correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content. Such is not always the case and the correlation must always be checked by chemical and radiometric assays of core samples or by direct neutron activation. Energy Fuels performed extensive checks on core and the available results seem to confirm the general correlation, but detailed test results are not available for review. In layman’s terms, the “e” prefix indicates that somewhat less reliance can be placed on the reported grades than if sufficient data were available to provide greater assurance on the correlation. It is at least partially for this reason that mineral resources listed herein are classified as Inferred.
No chemical assays for the EZ1 and EZ2 deposits were available for examination by Scott Wilson RPA.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 12-1

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY
Industry best practices for uranium exploration in the western United States are commonly based on the gamma-logging process with a number of additional checks, including: 1) frequent calibration of logging tools, 2) core drilling and chemical analysis of core as a check on gamma-log values and the potential for disequilibrium; 3) possible closed-can analysis as an adjunct to chemical assays; and 4) possible gamma logging by different tools and/or companies.
Energy Fuels used the GAMLOG computer program to interpret gamma-ray logs for EZ1 and EZ2. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is an iterative process by which U3O8 grades are determined for a series of 0.5-foot or one-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an overall anomaly which would closely match the real anomaly under analysis (Scott, 1962). Scott Wilson RPA accepts the validity of the GAMLOG program.
There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous companies involved in the project, Energy Fuels and Pathfinder, are deemed to have met or exceeded industry standards for their exploration programs.

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14 DATA VERIFICATION
Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. Energy Fuels and Pathfinder operations in the Arizona Strip are judged by Scott Wilson RPA to have met or exceeded industry standards at the time.
Complete sets of drill hole data, such as gamma logs and chemical assay data, were not available for the EZ1 and EZ2 deposits. However, all of the gamma logs were available for inspection by Denison and confirm the validity of a vast majority of these data. The checks by Denison’s geologists included visual confirmation of selected gamma logs and comparison of those logs with tabulated data. Certain items of data could not be confirmed due to a lack of chemical assay data for EZ1 and EZ2.
It should be stressed that chemical assay data for the EZ1 and EZ2 deposits are missing. This contributes to the classification of the resources as Inferred.
Scott Wilson RPA and Denison conclude that, although not all data were available for checking, Energy Fuels and Pathfinder followed standard industry practices of the time and that the results of those practices are likely to be a reasonable guide to mineralization available for resource estimation work.
Scott Wilson RPA is of the opinion that the available data are insufficient to make a definitive judgement on the differences between gamma values and chemical assays. We recommend additional work to confirm the correlation between chemical assays and gamma values.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 14-1

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15 ADJACENT PROPERTIES
Energy Fuels developed and mined several breccia pipe deposits in the Arizona Strip between 1980 and 1991. These pipes (Hack 1, Hack 2, Hack 3, Pigeon and Hermit) were subsequently reclaimed and they are not currently owned by Denison. Production from these pipes is summarized in the following table.
TABLE 15-1 ENERGY FUELS PRODUCTION SUMMARY — OTHER BRECCIA PIPES
Denison Mines Corp.

Pipe	Tons of Ore	Average Grade (% U3O8)	Pounds U3O8
Hack 1	133,822	0.53	1,419,623
Hack 2	497,099	0.70	7,000,273
Hack 3	111,263	0.50	1,121,748
Pigeon	439,359	0.65	5,702,570
Hermit	36,339	0.76	552,449
The information on historical production provided above is not necessarily indicative of mineralization EZ1 and EZ2 pipes discussed in this report.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING
Denison has not carried out any metallurgical studies on the EZ1 or EZ2 deposits. However, Denison has located an historical study by Stephenson (1988) of the Lucky Mc Mine in which an analysis of the core from drill hole EZ1-25 was completed. The results of this study are presented in Table 16-1.
TABLE 16-1 METALLURGICAL EVALUATION OF HIGH CaCO3 URANIUM ORES
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Grind — 28 Mesh
Retention — 24 hours
Free Acid — 80g/L H2SO4
EMF — 420 MV
Temp — 800 C
Stephenson’s recommendations are summarized below:
“The considerable amount of testing done at the Lucky Mc on the EZ-1 Hole 25 core leads me to believe the leach parameters as set forth in the referenced Energy Fuels memorandum are close to the minimal optimum conditions to achieve an extraction rate in the mid to lower 90% range. It would not be economically acceptable to blend breccia pipe material with ore from the Gas Hills [Plateau Type Deposits]. Should both be milled in the same plant, they would have to be campaigned.”
Denison plans to campaign the breccia mineralization in order to maximize recoveries and reduce costs.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 16-1

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
GENERAL STATEMENT
Scott Wilson RPA has audited Denison’s mineral resource estimates for the EZ1 and EZ2 deposits. These mineral resource estimates were prepared using historical data. As part of the audit, the raw data and wireframe creation methods were reviewed. In addition, the suitability of the interpolation techniques and search strategies were assessed. Finally, independent resource estimates were created by Scott Wilson RPA to compare with the Denison estimates.
For the wireframe, Denison composited the raw eU3O8 values within the database at 2 ft intervals and interpolated the values to generate a preliminary block model. A grade shell (0.2% eU3O8) was superimposed upon the block model values to generate the wireframe. This wireframe was cross-checked with both historic and contemporaneous geological section data. Scott Wilson RPA has reviewed this methodology and comments are made in the appropriate sections below.
TABLE 17-1 INFERRED MINERAL RESOURCES — JUNE 2009
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

		eU3O8	U3O8
Deposit	Tons	(%)	Pounds
EZ1	110,500	0.51	1,127,000
EZ2	113,700	0.43	978,000
Notes:

(1)	Mineral resources were classified in accordance with CIM Definition Standards.

(2)	Cut-off grade is 0.2% eU3O8.

(3)	Mineral resources have not been demonstrated to be economically viable.

(4)	Grades were converted from gamma-log data and are therefore equivalent U3O8 (eU3O8).

(5)	Gradeshell wireframes at 0.2% eU3O8 were used to constrain the grade interpolation.

(6)	All material within the wireframes was included in the estimate.

(7)	Wireframes were constructed with a minimum drill hole sample length of 6 ft.

(8)	High grades for EZ1 were cut to 10%.

(9)	High grades for EZ2 were cut to 5%.
Scott Wilson RPA has independently estimated the resources for each breccia pipe using similar parameters to those used by Denison. The resource estimates are within 5% (EZ1) and 3% (EZ2) of the Denison values shown in Table 17-1 above. Scott Wilson RPA believes that Denison’s resource estimate has been prepared using industry best-practices and is acceptable.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-1

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EZ1 DEPOSIT RESOURCE ESTIMATE
RESOURCE DATABASE AND VALIDATION
The Denison EZ1 database contains 34 drill hole records, each with downhole survey data, eU3O8 values, coded lithology, and collar information. Denison converted the collar coordinates into the Arizona State Plane Coordinate System, NAD83 AZ State Plane West Zone.
Scott Wilson RPA imported the same data (collars, eU3O8 values, survey and lithologies) into its modelling software package. Scott Wilson RPA did not have access to the hard copy drill logs, or the gamma-log readings, to confirm the accuracy of the values in the database. Database integrity checks could be performed and minor modifications were made. One drill hole (EZ1-30) was modified — the downhole length was increased by 1 ft to match the downhole survey data — and two eU3O8 values were removed (negative values in EZ1-006). Table 17-2 is a summary of the records in the EZ1 database. The 34 EZ1 drill holes have a cumulative length of 63,111 ft (19,236 m).
TABLE 17-2 EZ1 DENISON DATABASE RECORDS
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Table Name	Number of Records
Collar	34
Survey	21,458
Values	72,555
Lithology	134
The 72,555 eU3O8 values reflect gamma-log readings from the mineralized zones within the breccia pipe. The readings were taken at a consistent 0.5 ft sample interval. Readings were also taken in other parts of the holes but the values were not recorded if they fell below a threshold of 0.15% eU3O8 (set by the software for the tool).

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Descriptive statistics for the EZ1 assay dataset are shown in Tables 17-3 (Denison) and 17-4 (Scott Wilson RPA). Scott Wilson RPA does not include zero grade values in the statistical treatment. This explains the variance between the two statistical summaries.
TABLE 17-3 RAW eU3O8 STATISTICS FOR EZ1 (DENISON)
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison

Mean	0.025
Median	0.002
Standard Deviation	0.234
Variance	0.055
Minimum	0.000
Maximum	29.423
Count	72,555
TABLE 17-4 RAW eU3O8 STATISTICS FOR EZ1 (SCOTT WILSON RPA)
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Scott Wilson RPA

Mean	0.031
Median	0.002
Standard Deviation	0.262
Variance	0.068
Minimum	0.001
Maximum	29.423
Count	57,756
It is Scott Wilson RPA’s opinion that the database is suitable for a resource estimate of the EZ1 pipe.
CUT-OFF GRADE
As of April 2009, the estimated operating costs for uranium production (mining, haulage and milling) from breccia pipe operations are about $200 per ton of material processed. This cost breaks down as follows:
•	Trucking $64.00/ton

•	Milling $52.00/ton

•	Mining $84.00/ton

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-3

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Using these production costs, as well as a reasonable price for uranium ($53 per pound), the minimum break-even cut-off grade is 0.189% U3O8. This number has been rounded-up to 0.2% eU3O8. Both Denison and Scott Wilson RPA used this cut-off value to report their resource estimates.
GEOLOGICAL INTERPRETATION AND 3D MODELLING
Denison composited the eU3O8 values to 2 ft intervals and interpolated the values to generate a preliminary block model. A grade shell (0.2% eU3O8) was generated from the block model and both vertical and plan-view sections were cut through the interpolated values (at 10 ft intervals). Digital geological interpretations (3D rings) were created and cross-checked with the available historic geological section data. A new solid was created where the gap between suitable intercepts in a drill hole exceeded 6 ft in core length. The tops and bottoms of the preliminary wireframe solids were manually contoured and snapped to the end of the composite intervals on the drill holes.
In many instances, horizontal strings were constructed at intermediate levels (between the 10 ft levels) to aid in contouring the grade to the end of the composite interval. This process created five wireframes (Figure 17-1). Two areas of mineralization are defined, one referred to as the upper zone, which is hosted by the Hermit Formation, and one referred to as the lower zone, which is hosted by the Supai Formation. A 350 ft vertical gap with values below the cut-off grade separates the upper and lower areas of the deposit.
The Denison wireframes were used without modification by Scott Wilson RPA to constrain their resource estimates. It is noted that Scott Wilson RPA did not have access to the historic geological sections used to support Denison’s wireframe interpretation. Scott Wilson RPA estimated the individual tonnages of the EZ1 solids which range in size from 163 tons to 103,380 tons (for a total of 114,125 tons).

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-4

SCOTT WILSON RPA	www.scottwilson.com

Upper Main
Lower 01
Lower 02
Lower Main
Lower 03
4500.00
4300.00
4200.00
4100.00
4000.00
3900.00
3700.00
3600.00
3500.00
3400.00
3300.00
3200.00
3000.00
2900.00
North (Y)
2049000.00
2048900.00
2048800.00
2048700.00
2048500.00
2048400.00
2048300.00
944900.00
945000.00
945100.00
945200.00
945300.00
945400.00
945500.00
945600.00
East (X)

Figure 17-1

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Interpreted EZ1 Gradeshell Wireframes

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-5

SCOTT WILSON RPA	www.scottwilson.com
EZ1 STATISTICS FOR GEOLOGICAL SOLIDS
Each of the five solids in the EZ1 breccia pipe has been assigned a unique rock code. Table 17-5 displays the descriptive statistics for eU3O8 values within each solid.
TABLE 17-5 DESCRIPTIVE STATISTICS (UNCAPPED VALUES) FOR EACH EZ1 SOLID
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

					Standard		Number
Rock Code	Lens Name	Average	Minimum	Maximum	Deviation	Variance	of values
110	Lower 01	0.167	0.01	0.613	0.136	0.019	123
120	Lower 02	0.124	0	0.84	0.149	0.022	162
130	Lower 03	0.335	0.021	1.829	0.421	0.177	28
140	Lower Main	0.379	0	29.423	1.501	2.253	565
150	Upper Main	0.436	0	9.534	0.879	0.772	2722
The two largest solids have the highest number of values and the highest averages.
EZ1 CAPPING
Figure 17-2 is a cumulative frequency plot of the raw eU3O8 values in the EZ1 dataset. A few high value outliers create a positively skewed distribution, although the effects of these outliers can be mitigated by capping them at a specific grade level. Capping levels of 8% eU3O8 were used by Scott Wilson (see the population break in Figure 17-3), although Denison used a 10% eU3O8 capping level. Denison’s capping level set back two values to 10% eU3O8, while the Scott Wilson RPA capping set back five values. Table 17-6 shows the descriptive statistics for the capped datasets used by Denison and Scott Wilson RPA.
Scott Wilson RPA recommends further investigation of the capping levels when additional data are available.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-6

SCOTT WILSON RPA	www.scottwilson.com

EZ1 Raw Assays
Frequency (Percent)
eU3O8
N 72555
m 0.024
σ² 0.054
σ/m 9.690
min 0.000
q0.25 0.001
q0.50 0.002
q0.75 0.005
max 29.420
Class width = 0.001
The last class contains
all values ≥ 0.029

EZ1 Raw Assays
eU3O8
Cumulative Probability (percent)

Figure 17-2

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

EZ1 Cummulative Distribution Plot of All Raw eU_3O_8 Grades

June 2009 ***Source: Denison Mines (USA) Corp., 2008.***

17-7

SCOTT WILSON RPA	www.scottwilson.com

EZ1 Raw Assays Detail
Frequency (Percent)
eU3O8
N 4112
m 0.56
σ² 1.00
σ/m 1.78
min 0.00
q0.25 0.15
q0.50 0.26
q0.75 0.54
max 29.42
Class width = 0.05
The last class contains
all values ≥ 0.95

EZ1 Raw Assays Detail
eU3O8
Cumulative Probability (percent)

Figure 17-3

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

EZ1 Cummulative Distribution Plot of Raw Grades Above 0.1% eU_3O_8

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-8

SCOTT WILSON RPA	www.scottwilson.com
TABLE 17-6 DESCRIPTIVE STATISTICS OF CAPPED EU3O8 VALUES FOR EZ1
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison

Mean	0.024
Median	0.002
Standard Deviation	0.198
Variance	0.039
Minimum	0.000
Maximum	9.534
Count	72,553
Scott Wilson RPA

Mean	0.031
Median	0.002
Standard Deviation	0.224
Variance	0.050
Minimum	0.001
Maximum	8.00
Count	57,756
Note that Scott Wilson RPA does not include zero values in the statistical treatments of the data, so the comparable values in Table 17-6 are different.
EZ1 COMPOSITING
All of the eU3O8 gamma-log data were recorded in 0.5 ft sample lengths. The data were composited to 2 ft run length intervals prior to the grade interpolation. Table 17-7 shows the descriptive statistics for the composites created for the EZ1 wireframes. The statistics are the same for both Denison and Scott Wilson RPA.
Since full-solid compositing was not used, there are 34 remnants (4% of the total) that are less than 2 ft in length. Only one of these remnants is greater than the 0.2% eU3O8 cut-off grade. In this particular case, Scott Wilson RPA believes that the inclusion of the remnants in the block model interpolation does not significantly affect the estimate.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-9

SCOTT WILSON RPA	www.scottwilson.com
TABLE 17-7 DESCRIPTIVE STATISTICS OF COMPOSITE eU3O8 VALUES FOR EZ1
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison/Scott Wilson RPA Data

Mean	0.390
Median	0.129
Standard Deviation	0.770
Variance	0.594
Minimum	0.000
Maximum	8.069
Count	916
EZ1 DENSITY
Denison used a historical tonnage factor of 13 ft3/ton (which converts to a density of 2.46 g/cc). A value of 0.0769 pounds per cubic foot was used as a density value for all rock codes in the EZ1 wireframes.
EZ1 INTERPOLATION
Scott Wilson RPA used Inverse Distance Squared (ID2) for the EZ1 breccia pipe, which is the same as Denison’s interpolation routine. In addition, a Nearest Neighbour (NN) model was created as a cross-check on the ID2 interpolation. In both cases, the search strategy restricted the interpolation to those blocks within the wireframes. The various parameters are listed in Table 17-8.
TABLE 17-8 EZ1 AND EZ2 INTERPOLATION AND SEARCH STRATEGY
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Search Ellipse	X (ft)	40 ft radius
	Y (ft)	40 ft radius
	Z (ft)	40 ft radius
Orientation		Spherical
Maximum samples per hole		10
Minimum samples per estimate		2
Maximum samples per estimate		10

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-10

SCOTT WILSON RPA	www.scottwilson.com
Variography was not tried with the EZ1 dataset. Since a category model would not be created, there was no need for an analysis of grade continuity (see below). Nevertheless, Scott Wilson RPA recommends investigating the applicability of variography to the dataset, particularly after more holes have been drilled.
There is no apparent preferred spatial orientation to the uranium mineralization within the pipes. In addition, variography was not attempted, so there is no information on grade continuity criteria in the pipes. As a consequence, an omni-directional search ellipse strategy seems appropriate at this time (see comments on Grade Comparisons though).
EZ1 BLOCK MODELLING
Scott Wilson RPA used Gemcom Software (version 6.1.4) to create its resource estimate. Denison created its resource estimate with Vulcan software.
Scott Wilson RPA created a block model with the same dimensions as the one created by Denison. Each block is 5 ft by 5 ft by 5 ft with 2.5 ft by 2.5 ft by 2.5 ft sub-blocks. The model origin is at coordinates 944800 ft E., 2048200 ft N. and 4,500 ft elevation in the NAD 83 Arizona State Plane Coordinate System, West Zone. In the X and Y directions the model extends equally for 160 blocks (800 ft, or 244 m). In the Z direction (elevation), the model extends 340 blocks (1,700 ft, or 518 m).
Plan views through the EZ1 pipe block model are shown in Figures 17-4 to 17-6 (inclusive).
EZ1 VOLUME COMPARISONS
The solids supplied by Denison were cross-checked against the volumes of the block models (at zero grade) estimated by Scott Wilson RPA. For EZ1, the total wireframe volume for all solids (five in total) is 1.3% higher than the accumulated block volumes. This difference in volumes is considered acceptable and it suggests that the volume accumulation routine in Gemcom is acceptable.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-11

SCOTT WILSON RPA	www.scottwilson.com
EZ1 GRADE COMPARISONS
The raw eU3O8 averages (uncapped) were checked against the averages for both the composites used during interpolation and the eU3O8 values populating the block models. For EZ1, the respective values are 0.40%, 0.39% and 0.41%. The slight increase in block model averages suggests that the search strategy and interpolation method may need to be modified. For example, restrictive kriging may be useful.
EZ1 CLASSIFICATION OF MINERAL RESOURCE
The resource estimate at EZ1 is classified as Inferred. The following reasons are given:
•	Inability to check the digital dataset with original drill logs and assay/gamma-log information.

•	Absence of significant core drilling to corroborate the gamma-log results.

•	Uncertainties about grade continuity due, principally, to drill hole spacing.

•	Uncertainties about the QA/QC procedures at the time of data collection.

•	Potential uncertainty in the spatial location of drill holes particularly below the 500 ft distance mark.

•	Lack of documentation about mineral zonation and/or potential uranium remobilization.

•
Uncertainties about the correlation between the gamma-log values and the chemical assays. In a previous study, Scott Wilson RPA noted that the ‘equivalency’ between the assayed uranium content of the rock and the values obtained from gamma-logging do not always directly correlate.

•	Uncertainty between the drill-indicated resource estimates and the actual mineable resource (again, this point was also made in a previous Scott Wilson RPA study).

•	Sample support is extremely low in some portions of the two pipes. Underground drilling is suggested to further define these satellite zones.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-12

SCOTT WILSON RPA	www.scottwilson.com

0 5 10 15 20
Feet

Grade Scale
_eU_3O_8_

□	0.00001 - 0.01000
■	0.01000 - 0.04000
■	0.04000 - 0.08000
■	0.08000 - 0.12000
■	0.12000 - 0.20000
■	0.20000 - 99.99000

Figure 17-4

Deninson Mines Corp.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-13

SCOTT WILSON RPA	www.scottwilson.com

0
10
20
30
40
50
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-5

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-14

SCOTT WILSON RPA	www.scottwilson.com

2048520.0Y
2048500.0Y
2048480.0Y
2048460.0Y
2048440.0Y
0 5 10 15 20
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-6

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-15

SCOTT WILSON RPA	www.scottwilson.com
EZ2 DEPOSIT RESOURCE ESTIMATE
RESOURCE DATABASE AND VALIDATION
The EZ2 breccia pipe has been assessed and modelled in an identical manner to the EZ1 deposit. To avoid repetition, the following comments will focus on aspects that are unique to EZ2.
The EZ2 database was compiled and assessed in the same manner as the EZ1 dataset (Table 17-9). There are 47 drill holes in the database with a cumulative length of 76,018 ft (23,169 m). Two holes have no useful data (EZ2-010 and EZ2-034) and were not included in the resource estimate: these holes were abandoned during drilling at depths of 980 ft (299 m) and 288.5 ft (87.9 m), respectively. The average drill hole length of all holes used in the construction of the resource estimate is 1,617.7 ft (493.1 m).
TABLE 17-9 EZ2 DENISON DATABASE RECORDS
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Table Name	Number of Records
Collar	47
Survey	39,481
Assays	91,650
Lithologies	193
As with the EZ1 database, there are unsampled intervals (25,268 in total for a cumulative footage of 12,634 ft) because the grade was below the gamma-logging tool’s cut-off level (no readings in the database). In addition, 67 values were flagged as -0.1 in the raw dataset indicating that they were unsampled; these were deleted from the database. Other database integrity checks were performed by Scott Wilson RPA prior to running the resource estimate and one minor modification was made (the hole length for EZ2-034 was extended by 0.5 ft to match the downhole survey length).
Descriptive statistics for the EZ2 assay dataset are shown in Tables 17-10 (Denison) and 17-11 (Scott Wilson RPA). Scott Wilson RPA does not include zero grade values in the statistical treatment (this explains the variance between the two statistical summaries).

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-16

SCOTT WILSON RPA	www.scottwilson.com
TABLE 17-10 RAW eU3O8 STATISTICS FOR EZ2 (DENISON)
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison

Mean	0.013
Median	0.001
Standard Deviation	0.124
Variance	0.015
Minimum	0.000
Maximum	7.933
Count	91,650
TABLE 17-11 RAW eU3O8 STATISTICS FOR EZ2 (SCOTT WILSON RPA)
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Scott Wilson RPA

Mean	0.015
Median	0.002
Standard Deviation	0.133
Variance	0.018
Minimum	0.001
Maximum	7.933
Count	91,583
It is Scott Wilson RPA’s opinion that the database is suitable for a resource estimate of the EZ2 pipe.
CUT-OFF GRADE
EZ2 uses the same cut-off grade as EZ1 (0.2% eU3O8).
GEOLOGICAL INTERPRETATION AND 3D MODELLING
The procedures and practices used to create the EZ1 wireframes were also used to create the EZ2 geological solids. In total, 18 discrete wireframes were created by Denison (Figure 17-7). Scott Wilson RPA estimated the individual tonnages of the EZ2 solids which range in size from four tons to 75,021 tons (for a total of 119,346 tons).

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-17

SCOTT WILSON RPA	www.scottwilson.com
The Denison EZ2 wireframes were used without modification by Scott Wilson RPA to constrain their check resource estimates. It is noted that Scott Wilson RPA did not have access to the historic geological sections used to support Denison’s wireframe interpretation.
EZ2 STATISTICS FOR SOLIDS
Each of the 18 solids in the EZ2 breccia pipe has been assigned a unique rock code. Table 17-12 displays the descriptive statistics for eU3O8 (uncapped) values within each solid. Rock code 210 is used for nine satellite solids.
TABLE 17-12 DESCRIPTIVE STATISTICS (UNCAPPED VALUES) FOR EACH EZ2 SOLID
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

							Number
					Standard		of
Rock Code	Lens Name	Average	Minimum	Maximum	Deviation	Variance	values
210	2_SAT	0.393	0.000	2.946	0.499	0.250	128
215	2_COCO	0.202	0.096	0.564	0.114	0.013	24
220	2_RING_2	0.201	0.106	0.519	0.095	0.009	22
230	2_RING_1	0.253	0.021	1.754	0.334	0.112	57
240	2_L_MAIN	0.667	0.000	7.933	1.218	1.483	401
250	2_L_SUB	0.187	0.018	0.399	0.113	0.013	19
260	2_M_MAIN	0.392	0.000	3.821	0.624	0.389	268
270	2_M_SUB	0.161	0.000	1.542	0.215	0.046	176
280	2_U_MAIN	0.326	0.000	4.551	0.487	0.237	1003
290	2_U_SAT	0.243	0.127	0.534	0.083	0.007	31
The two largest solids have the highest number of values and the highest maximum values. Scott Wilson RPA notes that the average for rock code 280 (with 1003 values) is lower than the average for some of the other lenses which may suggest that a few high values are contributing to the average grade of the smaller lenses.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-18

SCOTT WILSON RPA	www.scottwilson.com

Upper Main
Upper Satellite
Ring-2
Middle Sub
Ring-1
Middle Main
2-Coco
All ringed ones are Satellite 1 to 9
Lower Sub
Lower Main
Elev (Z)
4300.00
4200.00
4100.00
4000.00
3900.00
3800.00
3700.00
3600.00
3500.00
3400.00
3300.00
North (Y)
East
940600.00
940800.00
940900.00
941000.00
941100.00
941200.00
941300.00

Figure 17-7

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Interpreted EZ2 Gradeshell Wireframes

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-19

SCOTT WILSON RPA	www.scottwilson.com
EZ2 CAPPING
Figure 17-8 is a cumulative frequency plot of the raw eU3O8 values in the EZ2 dataset (values greater than 0.1%). A few high value outliers create a positively skewed distribution, although the effects of these outliers can be mitigated by capping them at a specific grade level. Capping levels of 7% eU3O8 were used by Scott Wilson RPA (see the population break in Figure 17-8), although Denison used a 5% eU3O8 capping level. Denison’s capping level set back nine values to 5% eU3O8, while the Scott Wilson RPA’s capping set back five values. Table 17-13 shows the descriptive statistics for the capped datasets used by Denison and Scott Wilson RPA.
Scott Wilson RPA recommends further investigation of the capping levels when additional data are available.
TABLE 17-13 DESCRIPTIVE STATISTICS OF CAPPED eU3O8 VALUES FOR EZ2
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison

Mean	0.013
Median	0.001
Standard Deviation	0.101
Variance	0.010
Minimum	0.000
Maximum	4.939
Count	91,573
Scott Wilson RPA

Mean	0.018
Median	0.002
Standard Deviation	0.144
Variance	0.021
Minimum	0.001
Maximum	7.00
Count	66,315

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-20

SCOTT WILSON RPA	www.scottwilson.com

EZ2 eU3O8 GT 0.1
Frequency (Percent)
eU3O8
N 1933
m 0.5
σ² 0.5
σ/m 1.6
min 0.0
q0.25 0.1
q0.50 0.2
q0.75 0.4
max 7.9
Class width = 0.5
The last class contains
all values ≥ 9.5

EZ2 eU3O8 GT 0.1
eU3O8
Cumulative Probability (percent)

Figure 17-8

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

EZ2 Cummulative Distribution Plot of Raw Grades Above 0.1% eU_3O_8

June 2009 ***Source: Denison Mines (USA) Corp., 2008.***

17-21

SCOTT WILSON RPA	www.scottwilson.com
COMPOSITING
All of the eU3O8 gamma-log data were recorded in 0.5 ft sample lengths. The data were composited to 2 ft run-length intervals prior to running in the estimate. Table 17-14 shows the descriptive statistics for the composites created for the EZ2 wireframes. The statistics are the same for both Denison and Scott Wilson RPA.
TABLE 17-14 DESCRIPTIVE STATISTICS OF COMPOSITE eU3O8 VALUES FOR EZ2
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes
Denison/Scott Wilson RPA

Mean	0.373
Median	0.193
Standard Deviation	0.635
Coefficient of Variation	1.703
Variance	0.403
Minimum	0.002
Maximum	7.067
Count	551
DENSITY
EZ2 uses the same density as EZ1.
INVERSE DISTANCE PARAMETERS
EZ2 used the same parameters as EZ1.
BLOCK MODELLING
Scott Wilson RPA created a block model for EZ2 with the same dimensions as the one created by Denison. Each block is 5 ft by 5 ft by 5 ft with 2.5 ft by 2.5 ft by 2.5 ft sub-blocks. The model origin is at coordinates 940500 ft E., 2049500 ft N. and 4,300 ft elevation in the NAD 83 Arizona State Plane Coordinate System, West Zone. In the X and Y directions, the model extends equally for 160 blocks (800 ft, or 244 m). In the Z direction (elevation), the model extends 220 blocks (1,700 ft, or 518 m).

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-22

SCOTT WILSON RPA	www.scottwilson.com
Plan views through the EZ2 pipe block model are shown in Figures 17-9 to 17-11 (inclusive).
EZ2 VOLUME COMPARISONS
The solids supplied by Denison were cross-checked against the volumes of the block models (at zero grade) estimated by Scott Wilson RPA. For EZ2, the total wireframe volume for all solids (18 in total) is 0.02% higher than the accumulated block volumes. This difference in volumes is considered acceptable and it suggests that the volume accumulation routine in Gemcom is acceptable.
EZ2 GRADE COMPARISONS
The raw eU3O8 averages (uncapped) were checked against the averages for both the composites used during interpolation and the eU3O8 values populating the block models. For EZ2, the respective values are 0.384%, 0.387% and 0.418%. The slight increase in block model averages suggests grade smearing during the interpolation and Scott Wilson RPA suggests that the search strategy and interpolation method may need to be modified. For example, restrictive kriging may be useful (but this will require variography).
EZ2 CLASSIFICATION OF MINERAL RESOURCE
EZ2 is also classified as an Inferred Resource. The reasons given for EZ1 also apply to EZ2.
EZ1 AND EZ2 MINERAL RESOURCE VALIDATION
Scott Wilson RPA validated both block models using the following techniques: visual inspection, volume comparisons (already discussed), and cross-checks with the Nearest Neighbour method.
A visual comparison was made between the 2 ft composite values and the interpolated block values (Figure 17-12). No issues were found.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-23

SCOTT WILSON RPA	www.scottwilson.com
For the ID2/NN check, the total number of pounds of eU 3O8 is compared (Tables 17-15 and 17-16). In both deposits, the number of contained pounds of eU3O8 is higher using the ID2 interpolation. In particular, EZ1 is 6.5% higher while EZ2 is 14% higher.
TABLE 17-15 INFERRED MINERAL RESOURCES: ID2
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

		eU3O8	U3O8
Deposit	Tons	(%)	Pounds
EZ1	110,500	0.51	1,127,000
EZ2	113,700	0.43	978,000

Notes:

(1)	Mineral resources were classified in accordance with CIM Definition Standards.

(2)	Cut-off grade is 0.2% eU3O8.

(3)	Mineral resources have not been demonstrated to be economically viable.

(4)	Grades were converted from gamma-log data and are therefore equivalent U3O8 (eU3O8).

(5)	Gradeshell wireframes at 0.2% eU3O8 were used to constrain the grade interpolation.

(6)	All material within the wireframes was included in the estimate.

(7)	Wireframes were constructed with a minimum drill hole sample length of 6 ft.

(8)	High grades for EZ1 were cut to 10% (Denison).

(9)	High grades for EZ2 were cut to 5% (Denison).
TABLE 17-16 NEAREST NEIGHBOUR CHECK ESTIMATE
Denison Mines Corp — EZ1 and EZ2 Breccia Pipes

		eU3O8	U3O8
Deposit	Tons	(%)	Pounds
EZ1	55,800	0.95	1,060,200
EZ2	59,300	0.71	842,000
The differences between the ID2 and NN results are a minor issue for an Inferred Resource estimate. However, Scott Wilson RPA suggests that the interpolation method be re-examined when more data are available.

Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes Technical Report NI 43-101 — June 24, 2009	Page 17-24

SCOTT WILSON RPA	www.scottwilson.com

0
20
40
60
80
100
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-9

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-25

SCOTT WILSON RPA	www.scottwilson.com

2049950.0Y
2049900.0Y
2049850.0Y
2049800.0Y
0 10 20 30 40 50
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-10

Deninson Mines Corp.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-26

SCOTT WILSON RPA	www.scottwilson.com

2049880.0Y
2049860.0Y
2049840.0Y
2049820.0Y
2049800.0Y
1.0X
1.0X
1.0X
1.0X
1.0X
1.0X
0
5
10
15
20
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-11

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-27

SCOTT WILSON RPA	www.scottwilson.com

2048450.0 N
2048500.0 N
2048550.0 N
2048600.0 N
3850.0Y
3800.0Y
3750.0Y
0
10
20
30
40
50
Feet

Grade Scale
eU_3O_8

- 0.00001 - 0.01000
- 0.01000 - 0.04000
- 0.04000 - 0.08000
- 0.08000 - 0.12000
- 0.12000 - 0.20000
- 0.20000 - 99.99000

Figure 17-12

Deninson Mines Corp.

EZ1 and EZ2 Breccia Pipes

Arizona Strip District, U.S.A.

Comparison of Composites Against Block Model Values

June 2009

Source: Denison Mines (USA) Corp., 2008.

17-28

SCOTT WILSON RPA	www.scottwilson.com
18 OTHER RELEVANT DATA AND INFORMATION
ENVIRONMENTAL AND PERMITTING
Mine development of uranium-bearing breccia pipes of the Arizona Strip requires a minimum of surface disturbance, typically less than 20 acres (8.1 ha), and has little if any impact on groundwater since most of the mines are relatively dry. The overall environmental impact is small. Nevertheless, the Grand Canyon area is environmentally sensitive in many ways and the permitting, development, and operation of uranium mines will be a contentious issue.
The proposed EZ surface disturbance is slightly larger than 20 acres (8.1 ha) (but less than 40 acres (16.2 ha) as proposed). This is based on the fact that three breccia pipes may be accessed from the same surface facility. A series of permits and approvals will need to be obtained from the Department of the Interior Bureau of Land Management (BLM), the Arizona Department of Environmental Quality (ADEQ), Mohave County, and other agencies.
The extraction of uranium from BLM unpatented mining claims is in accordance and compliance with applicable BLM regulations (Federal Mining Law at 43 CFR subpart 3809, Surface Management Program) and ADEQ rules and regulations. Denison is proposing this project to allow for the development and production of uranium in accordance with the BLM multiple-use mandate and the goals and objectives of the President’s Natural Energy Plan. An Aquifer Protection Permit and Air Quality Permit are required from ADEQ. All permit applications are currently being prepared by Denison.
PROCESSING
Processing of any mineralized material from either breccia pipe is expected to take place at Denison’s White Mesa mill near Blanding, Utah. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. In general, the mill operates on a campaign basis in order to stockpile sufficient material for processing.

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Historical operating costs are listed in Pool and Ross (2007) and they are shown here only to indicate the general ranges of costs for mining, haulage and milling (Table 18-1). Note that these numbers are well below the values used for the current resource estimate cut-off grade (see section 17).
TABLE 18-1 HISTORICAL OPERATING COST ESTIMATES BY ENERGY FUELS
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

	Mining	Haulage	Milling	Total
Operation name	$/ton	$/ton	$/ton	$/ton
Canyon (1984)	38.85	22.00	43.00	103.85
Arizona 1 (1993)	34.28	25.17	53.24	112.69
Pinenut (1996)	39.72	34.87	41.36	115.95
URANIUM MARKET ANALYSIS
Uranium market prices have rebounded from lows of $10.00 per pound in the mid-1990s to recent values around $50 per pound (July 2009). Some of the factors influencing the uranium price are:
•	A weak US dollar compared to the currencies of the producer nations

•	Disruptions in the uranium supply chain

•	Reduced commercial uranium inventories

•	Russia’s withdrawal from the uranium concentrates market

•	Increased demand for uranium

•	Market speculation

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Fundamentally, the outlook for uranium has improved since 2000 due to factors such as:
•	Global warming concerns from fossil fuel use

•	Improved safety records

•	Increasing efficiencies
•	Competitive costs

•	Progress on waste disposal issues

•	Continuing new reactor installations
It is now apparent that the market for uranium has moved from one driven by excess secondary supplies to one driven by primary production. This primary production will have to meet future global uranium requirements which are expected to increase from 186 million pounds U3O8 in 2010 to approximately 220 million pounds U 3O8 in 2020.

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19 INTERPRETATION AND CONCLUSIONS
GENERAL COMMENTS
Denison’s EZ1 and EZ2 breccia pipes have been drill-tested by 34 and 47 holes, respectively. Uranium values within the holes are recorded using a gamma-logging tool and the interpreted geological solid boundaries are defined using a 0.2% eU3O8 cut-off grade. Mineralization is encountered about 1,150 ft (350 m) to 1,500 ft (450 m) below surface. At these depths, the position of the drill holes is uncertain without using improved downhole survey techniques. This affects the position of the samples (values) and the consequent interpretation of the solids. These issues, amongst others, reduce the confidence level of the grade continuity so that all of the resources at EZ1 and EZ2 are classified as Inferred. Additional drilling would upgrade parts of the resource to the Indicated category.
ADEQUACY OF PROCEDURES
Scott Wilson RPA has reviewed the methods and procedures used by Denison to collect and compile geological, geotechnical, and assaying information for the EZ1 and EZ2 pipes and found them reasonable and meeting generally accepted industry standards for an exploration property.
ADEQUACY OF DATA
Scott Wilson RPA believes that the various companies involved with data gathering at the EZ1 and EZ2 pipes have conducted exploration sampling and analysis programs using standard practices, providing generally reasonable results. Scott Wilson RPA believes that the resulting data can effectively be used in the subsequent estimation of resources.
COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS
Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource estimation.

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At a 0.2% eU3O8 cut-off grade, the Inferred Resources are 110,500 tonnes at an eU3O8 grade of 0.51% for EZ1 and 113,700 tonnes at an eU3O8 grade of 0.43% for EZ2.
Scott Wilson RPA believes that the resource estimates have been created utilizing acceptable methodologies. Scott Wilson RPA is also of the opinion that the classification of Inferred Resources, stated in Table 17-1, meets the definitions as stated by Canadian NI 43-101 Standards for Disclosure for Mineral Projects.

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20 RECOMMENDATIONS
Scott Wilson RPA recommends that Denison:
•
Initiate a Preliminary Assessment to establish baseline economics and a mine design. No additional drilling or metallurgical testing studies are required for the Preliminary Assessment. The study should include cost estimates for surface and underground facilities, shaft sinking and drifting, definition drilling, and operating costs.

•
Continue the permitting process. The primary permits required to develop EZ1 and EZ2 deposits include: Bureau of Land Management Plan of Operations, Arizona Department of Environmental Quality Aquifer Protection Permit, and Air Approval Order. These major permits define project operations and closure requirements. Minor permits include: Septic System, Stormwater Permit, and Utility Corridor Right of Way.

•	Centralize all historical and recent exploration data.

•	Collect hole deviation data on any open holes to verify historic downhole orientation data.

•	Test the use of restrictive kriging to minimize grade smearing during the interpolation.

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BUDGET
Scott Wilson RPA recommends the following budget to address the points listed above:
TABLE 20-1 RECOMMENDED PROGRAM AND BUDGET
Denison Mines Corp. — EZ1 and EZ2 Breccia Pipes

Item	US$
Scoping Studies (Preliminary Assessment, site investigations, etc.)	350,000
Permitting Costs (air, water, road, right-of-way etc.)	435,000
Personnel Costs (Mining Engineer, Geologist, CAD Technician)	300,000
Subtotal	1,085,000
Contingency	100,000

Total	1,185,000

Depending on the conclusions and recommendations of the Preliminary Assessment and subsequent studies, Denison plans underground drilling after shaft sinking and initial access to the mineralization. In addition to the definition drilling for detailed mine planning, Scott Wilson RPA recommends that Denison:
•
Improve the calibration factors between the gamma-logging tool values and the chemical assay values. According to Pool and Ross (2007) the gamma-logging tool may either overstate or understate the chemical assay value.

•	Collect core samples of mineralization for chemical analyses and metallurgical testing.

•	Try to quantify uranium remobilization and mineral zonation.

•	Assess the significance of the smaller satellite zones and upgrade through drilling or eliminate them from the resource estimates.

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21 REFERENCES
Mathisen, I. W., 1985: Memorandum from I.W. Mathisen, Jr, dated January 15.
Pool, T. C. and Ross, D.A., 2007: Technical Report on the Arizona Strip Uranium Project, Arizona, USA; NI 43-101 report prepared for Denison Mines Corp by Scott Wilson RPA, Feb 2007.
Scott, J. H., 1962: GAMLOG A computer program for Interpreting Gamma-Ray Logs; United States Atomic Energy Commission, Grand Junction Office, Production Evaluation Division, Ore Reserves Branch, TM-179, September, 1962.
Stephenson, J.B., 1988: Inter-office correspondence, Denison Mines.
Wenrich, K. J., 1985: Mineralization of breccia pipes in northern Arizona: Economic Geology, v. 80, pp. 1722-1735.

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22 SIGNATURE PAGE
This report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” and dated June 24, 2009, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
June 24, 2009	Christopher Moreton, Ph.D., P.Geo.
Senior Consulting Geologist

(Signed & Sealed)

Dated at Toronto, Ontario
June 24, 2009	David Ross, M.Sc., P.Geo.
Senior Geologist

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23 CERTIFICATE OF QUALIFICATIONS
CHRISTOPHER MORETON
I, Christopher Moreton, Ph.D., P. Geo., as an author of this report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” prepared for Denison Mines Corp. and dated June 24, 2009, do hereby certify that:
1.	I am Senior Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of the University of Southampton in 1981 with a B.Sc. degree in Geology, Memorial University of Newfoundland in 1984 with a M.Sc. degree in Earth Sciences and the University of New Brunswick in 1994 with a Ph.D. degree in Geology.

3.
I am registered as a Professional Geologist in the province of Ontario (Reg. #1229) and New Brunswick (Reg. #M5484). I have worked as a geologist for more than 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration and mining projects for due diligence and regulatory requirements

•	Extensive experience with exploration-stage base and precious metal mineral projects in Canada and worldwide

•	Gemcom resource modelling expertise
4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have not visited the project.

6.	I am responsible for preparation of Sections 1 to 16 and 18 to 21 and collaborated with my co-author on Section 17 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 24th day of June, 2009
(Signed & Sealed)
Christopher Moreton, Ph.D., P.Geo

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SCOTT WILSON RPA	www.scottwilson.com
DAVID A. ROSS, M.SC., P.GEO.
I, David A. Ross, P.Geo, as an author of this report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” prepared for Denison Mines Corp. and dated June 24, 2009, do hereby certify that:
1.	I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geologist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 15 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining and exploration projects around the world for due diligence and regulatory requirements

•	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.
4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the EZ1 and EZ2 Breccia Pipes property on July 1, 2008.

6.	I am responsible for overall supervision of the Technical Report and collaboration with my co-author for Section 17.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 24th day of June, 2009
(Signed & Sealed)
David A. Ross, M.Sc., P.Geo

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